UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 10

(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Standard Premium Finance Holdings, Inc.

(Exact name of registrant as specified in its charter)

Florida	81-2624094
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

13590 SW 134th Avenue, Suite 214 Miami, FL	33186
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 305-232-2752

Copy to:
William Koppelmann, President
Standard Premium Finance Holdings, Inc.
13590 SW 134th Ave, Suite 214
Miami, FL 33186
Fax – (305) 232-2752

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this registration statement we make a number of statements, referred to as “forward-looking statements,” which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results. These forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances. You can generally identify forward-looking statements through words and phrases such as “seek,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “budget,” “project,” “may be,” “may continue,” “may likely result,” and similar expressions. When reading any forward-looking statement, you should remain mindful that actual results or developments may vary substantially from those expected as expressed in or implied by that statement for a number of reasons or factors, such as those relating to:

•	our ability to successfully sell our services to our customers;

•	our ability to attract the qualified personnel to implement our growth strategies;

•	our ability to develop and maintain our sales and marketing capabilities;

•	the accuracy of our estimates and projections;

•	our ability to fund our short-term and long-term financing needs;

•	changes in our business plan and corporate strategies; and

•	other risks and uncertainties discussed in greater detail in the sections of this registration statement, including those captioned “Risk Factors.”

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our Company and our business made elsewhere in this registration statement. You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments. We are not obligated to update or revise any forward-looking statement contained in this registration statement to reflect new events or circumstances unless and to the extent required by applicable law.

Unless the context requires otherwise or unless stated otherwise, references in this prospectus to the “Company,” “Standard Premium,” “we,” “our” and “us” refer to Standard Premium Finance Holdings, Inc. and its subsidiary on a consolidated basis.

ITEM 1.

BUSINESS

Overview

We were incorporated in the State of Florida in 1991 under the name Standard Premium Finance Management Corporation. In 2016 we established a holding company structure under the name Standard Premium Finance Holdings, Inc., a Florida corporation, with Standard Premium Finance Management Corporation as our wholly-owned subsidiary. Unless the context requires otherwise or unless stated otherwise, references in this registration statement to the “Company,” “Standard Premium,” “we,” “our” and “us” refer to Standard Premium Finance Holdings, Inc. and its wholly-owned subsidiary, Standard Premium Finance Management Corporation, on a consolidated basis.

We are a specialized finance company that makes collateralized loans to businesses and individuals to finance the insurance premiums they pay on their commercial property and casualty insurance policies. We began our business in 1991 and currently operate in the states of Arizona, Florida, Georgia, North Carolina, South Carolina, Texas and Tennessee. We have developed relationships with insurance agents and brokers located in our market area who offer premium loans as a service to their customers which we underwrite. We evaluate each premium loan application according to our loan underwriting criteria. Upon our approval of a premium loan the borrower makes a down payment, generally 20% to 25% of the annual premium on the financed insurance policy, and we provide the balance of the annual premium required to purchase the policy. The borrower pays us a fixed monthly amount over the next nine (9) to ten (10) months. In the event the borrower defaults in its loan payment obligation we are contractually authorized to terminate the insurance policy and receive the amount of the unearned premium paid on the insurance policy. The unearned premium on the insurance policy represents the portion of the insurance premium subject to return if the policy is cancelled before the full term of the policy is completed. The unearned premiums serve as the collateral for our premium loans and are designed to fully pay off the balance of the premium loan in the event of a default. We have the contractual right to cancel the insurance policy and receive the amount of the unearned premium if the borrower defaults on repayment of any loan payment to us. Because of this collateral security feature of our premium loans, we consider our premium loans to be of high quality and low risk. Standard Premium commenced operations in 1991 for the specific purpose of providing financing for property and casualty insurance premiums. Standard Premium:

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maintains current state licenses to operate a premium finance company,

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meets or exceeds all statutory net worth requirements,

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maintains professional liability insurance with an A rated major insurance carrier with limits of $500,000, in compliance with all state requirements,

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has secured and maintained computer hardware and licensed software to conduct its business in a timely fashion,

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has a revolving senior credit line and long-term debt in the form of subordinated corporate notes to help finance its loan production,

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has secured a long-term lease on office space which it currently occupies, and which is sufficient to meet future needs,

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has developed a set of working procedures by which it operates,

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generates daily management control reports,

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has cultivated and maintained relationships with various independent insurance agents providing the source of all new and renewal business, and

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currently finances approximately 80 million dollars in insurance premiums annually.

The Property and Casualty Insurance Premium Finance Market

Commercial insurance performs a critical role in the world economy. Without it, the economy could not function. Insurers essentially protect the economic system from failure by assuming the risks inherent in the production of goods and services. All businesses have one thing in common: Without the right insurance coverage, each could be wiped out by a disaster or a lawsuit. The Insurance Information Institute reported that $287.1 billion of commercial lines insurance premiums were generated in the U.S. in 2018. (Source: https://www.iii.org/fact-statistic/facts-statistics-commercial-lines)

The insurance premium finance industry began in Pennsylvania in 1933 and has grown along with the U.S. economy. It is estimated that approximately 15% of the $250 billion U.S. commercial property and casualty premiums were financed in 2015, generating $40 billion of insurance premium finance loans.

There are several reasons that an insurance policy buyer would choose to finance its insurance premiums. Financing an insurance premium is much like any other commercial or consumer purchase. It is financed based on the insured’s decision resulting from current economic trends and other considerations. For some customers, insurance premium financing is a convenient way to buy insurance without tying up working capital or accessing other credit lines. Other customers, who do not have the means to pay the premium in full at the time of purchase, consider premium financing a necessity. When customers finance insurance policies, they enter into a contract with the premium finance company to obtain a loan. The contract assigns the borrower’s rights to all unearned premiums and dividends on the policy to the premium finance company and appoints the premium finance company as its ‘attorney in fact.’  The power of attorney signed by the borrower gives the premium finance company the right to cancel the insurance policy in the event of non-payment of a loan installment and to receive all unearned premiums and credits from the insurance company.  The customer, upon executing the premium financing loan contract, makes the initial deposit and agrees to pay back the principal with interest in monthly payments (typically nine). Thus, the unearned premium of the insurance policy provides the collateral for each loan.

Our Loan Referral Base

The bulk of our premium loans are originated through insurance agents and brokers who recommend our premium loan program to their clients who would like to finance their insurance premiums. We currently market our loans through more than 850 independent insurance brokers and agents located in the states of Arizona, Florida, Georgia, North Carolina, South Carolina, Texas and Tennessee. For risk prevention purposes we have a policy of limiting the amount of loans to the customers of any one insurance broker or agent to 5% of our outstanding loan portfolio. We may change this policy at any time based on then-existing market conditions or otherwise, at the discretion of our CEO.

Our website for our brokers and agents allows them to quote premiums and print drafts and finance agreements online. The drafts and agreements are forwarded to us for loan underwriting, risk management and approval.  Our brokers and agents do not have the authority to bind us to making a loan.

We compensate the insurance brokers and agents for their loan origination service through commissions which are authorized and regulated by the states in which we do business.  The commission paid is generally tied to the gross revenue that the loan generates. For example, rates are determined by the size of the loan, and to a certain degree the rating of the insurance company as well as the creditworthiness of the borrower, further, the higher the interest rate the loan generates, the higher the commission to the broker. Overall, the commission paid to the broker (the Acquisition Cost), is generally equivalent to approximately 25% of the gross revenue of the loan. In addition, the Company offers a rewards program (where permitted by State Law) for our insurance brokers and agents. Under the rewards program, points are earned based on amount of financed premiums. These points are then redeemable for travel and merchandise. The rewards program is equivalent to 1/10th of one percent (.001) of the amount financed and is in addition to payment of commissions.

We do not have any exclusive or long-term arrangements with the insurance agents and brokers that make up our referral base and they have other sources of premium financing at their disposal.  We have no contractual relationship with the insurance agents and brokers requiring them to recommend us to their clients.  However, in connection with each premium loan we make, the borrower’s agent or broker:

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Certifies that the policies being financed have been issued and delivered and that the required down payment has been paid by or on behalf of the insured;

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Warrants that the premium finance agreement evidences a bona fide and legal transaction and that the insured is of legal age and has capacity to contract;

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Warrants that the insured’s signature is genuine and that the agent or broker has delivered a copy of the premium finance agreement to the insured;

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States that the financed policies do not contain an audit or reporting form;

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Acknowledges that it is not affiliated in any capacity or manner with us; and

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Agrees that in the event of cancellation the financed policy to remit the gross unearned commissions or unearned premiums to us upon request.

Employees

We employ 21 full-time and 3 part-time employees. Our full-time employees are covered by a corporate benefit plan for major medical and hospitalization. None of our employees are members of a labor union. All of our employees are “at will” with no guaranteed period of employment, with the exception of our Vice President of Technology, who has a fixed contract of employment until February 28, 2023. We believe our employee relations are satisfactory. We have four employees who act as our marketing representatives in the field. They call on our broker and agent base and seek new brokers and agents to represent us to their clients.

Our Premium Loans

Our premium finance loans are typically provided to small and medium size businesses to finance the purchase of commercial property and casualty insurance policies with a one-year term. Premium loans are generally in the range of $2,000 to $50,000 per loan. The customer typically pays 25% of the annual policy premium at the initiation of coverage and we provide the balance of the premium at that time. Our loans have a nine (9) to ten (10) month term. The purpose of this is two-fold; first, by making the financing term shorter than the policy term, a small “cushion” of collected funds is developed that helps ensure that the balance due is paid off by refund of the unearned premium in case of cancellation, and second, it gives the insured a two to three-month break in payments before the policy term expires and the process repeats for the renewal of the policy.

Insurance premiums are earned by the insurance company over the term of the policy. If the policy is terminated prior to completion of the term, a refund of the unearned portion of the policy premium is made. If the policy was financed, the refund of unearned premiums goes to the premium finance lender with any amount received by the lender in excess of the amount owed by the borrower being refunded to the borrower.

The following table illustrates the “cushion” between the unearned premium and the loan balance based on a typical annual premium of $10,000 with a $2,500 (25%) deposit paid by the borrower at the inception of the loan. In this scenario, the premium finance company advances $7,500 and the borrower repays the loan in 10 monthly payments of $750. Note that interest is excluded in this example to highlight the collateral on the principal balance.

Months in Force	Payments Made	Payment (Principal Only)	Principal Balance	Unearned Premium	“Cushion”
1	0	$0	$7,500	$7,890	$390
2	1	$750	$6,750	$7,150	$400
3	2	$750	$6,000	$6,410	$410
4	3	$750	$5,250	$5,670	$420
5	4	$750	$4,500	$4,930	$430
6	5	$750	$3,750	$4,190	$440
7	6	$750	$3,000	$3,450	$450
8	7	$750	$2,250	$2,710	$460
9	8	$750	$1,500	$1,970	$470
10	9	$750	$750	$1,230	$480
11	10	$750	$0	$490	$490

Although this is a typical representation of a loan in our portfolio, we may be undercollateralized depending on certain factors, including, but not limited to, lower down payments, minimum earned premiums, fully-earned fees and taxes, governmental filings, audit provisions, longer payment terms, and other competitive factors. See Risk Factors for more information about our loan risks.

We had $41,624,594 and $39,809,865 in premium finance loans outstanding as of September 30, 2020 and December 31, 2019, respectively. As of September 30, 2020, we have 14,888 active premium finance loans in six states. The following is a summary of our premium loan portfolio as of September 30, 2020:

State	Loans	Total Premiums	Down Payment	Amount Financed	Total Outstanding
Arizona	26	$ 316,289	$ 78,423	$ 237,866	$ 174,690
Florida	9,513	51,986,944	12,710,426	39,276,519	23,134,834
Georgia	1,972	19,385,455	4,700,770	14,684,685	8,440,425
North Carolina	1,440	9,870,223	2,247,931	7,622,292	4,521,831
South Carolina	911	4,206,897	1,064,082	3,142,815	1,740,105
Texas	1,026	8,252,729	2,267,590	5,985,139	3,612,709
Grand Total	14,888	$ 94,018,537	$ 23,069,222	$ 70,949,316	$ 41,624,594

As of December 31, 2019, we have 15,268 active premium finance loans in six states. The following is a summary of our premium loan portfolio as of December 31, 2019:

State	Loans	Total Premiums	Down Payment	Amount Financed	Total Outstanding
Arizona	4	$ 10,449	$ 3,051	$ 7,398	$ 7,241
Florida	9,978	51,174,259	12,573,424	38,600,834	22,503,820
Georgia	1,939	16,258,209	3,840,904	12,417,305	7,606,006
North Carolina	1,493	9,630,065	2,282,017	7,348,048	4,149,402
South Carolina	888	4,763,914	1,126,957	3,636,957	1,853,037
Texas	966	9,078,757	2,436,682	6,642,076	3,690,359
Grand Total	15,268	$ 90,915,653	$ 22,263,035	$ 68,652,618	$ 39,809,865

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure, and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

We analyze and rate our receivables based on the amount of unearned premium (i.e. collateral) on a loan based on a “worst case” cancellation date. Loans that would be undercollateralized as of this hypothetical cancellation are deemed to be Special Mention loans. The Company monitors the amount at which Special Mention receivables are undercollateralized. The Company strategically balances its exposure to undercollateralized loans, while staying competitive in the markets it serves.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.
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Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

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Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

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Pass loan collateral in excess of receivable value – the total amount of excess collateral over the receivable on loans classified as “pass” loans. All “pass” loans are fully collateralized based on the value of the unearned premium (i.e. collateral) compared to the unpaid balance of the loan. If a “pass” receivable were to undergo an assumed cancellation as of the respective balance sheet date, the Company would not experience a loss.

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Special mention receivable in excess of collateral value – the total amount of excess receivable over collateral on loans classified as “special mention” loans. All “special mention” loans are undercollateralized based on the value of the unearned premium (i.e. collateral) compared to the unpaid balance of the loan. If a “special mention” receivable were to undergo an assumed cancellation as of the respective balance sheet date, the Company would experience a loss. The assumed cancellation of all “special mention” loans would result in a loss in the amount of the “’Special mention’ receivable in excess of collateral value.

As of September 30, 2020 and December 31, 2019, the Company considered $172,568 and $333,193, respectively, of lacking collateral as adequate for the level of risk associated with these loans while staying competitive within the industry. Management does not believe any of its receivables would be considered Classified. Our Finance Receivables by risk rating:

	September 30, 2020 (unaudited)	December 31, 2019
Pass	$37,279,600	$34,091,471
Special mention	4,344,994	5,718,394
Classified	—	—
Total	$41,624,594	$39,809,865

“Pass” loan collateral in excess of receivable value	12,374,668	10,704,885
“Special mention” receivable in excess of collateral value	173,756	333,193

The Company regularly monitors each contract for payment status, sending late notices and cancelling contracts at the earliest permissible date allowed by the statutory cancellation regulations. In maintaining a proper allowance for doubtful accounts, the Company monitors past due accounts and ensures an allowance for older receivables, generally over 120 days. However, in this industry, even though accounts are highly aged and appear stale, they are still collectible. Unearned premiums on cancelled accounts may be held at insurance companies for varying periods, though they are still highly collectible. The Company regularly contacts the insurance companies to ensure collectability. Historically, the Company has managed its allowance conservatively ensuring an allowance balance that encompasses uncollectible accounts. In the following table, the Company defines “Non-performing loans without a specific reserve” as defaulted loans over 120 days. All other loans are considered “Performing loans evaluated collectively.” At September 30, 2020 and December 31, 2019, there were no loans with deteriorated credit quality.

Finance Receivables – Method of impairment calculation:

	September 30, 2020 (unaudited)	December 31, 2019
Performing loans evaluated individually	$—	$—
Performing loans evaluated collectively	40,825,842	39,114,737
Non-performing loans without a specific reserve	798,752	695,128
Non-performing loans with a specific reserve	—	—
Total	$41,624,594	$39,809,865

Revenue Recognition

Finance charges on insurance premium installment contracts are initially recorded as unearned interest and are credited to income monthly over the term of the finance agreement. For Florida, Georgia, North Carolina and Texas contracts, an initial service fee of $20 per contract and the first month’s interest are recognized as income at the inception of a contract. The same treatment is applied to the $15 initial service fee and first month’s interest in South Carolina. The initial $20 per contract fee can only be charged once to an insured in a twelve-month period. In accordance with industry practice, finance charges are recognized as income using the “Rule of 78s” method of amortizing finance charge income, which does not materially differ from the interest method of amortizing finance charge income on short term receivables. Late charges are recognized as income when charged. Maximum late fee charges are mandated by state regulations. The Company charges late fees at the earliest permissible date based on the late fee regulations of the state in which the loan originated. Furthermore, the Company charges the maximum permissible late fee based on the state in which the loan originated. Unearned interest is netted against Premium Finance Contracts and Related Receivables on the balance sheet for reporting purposes.

Debt Summary and Sources of Liquidity

Below is a summary of some of our debt and sources of liquidity. The discussion below does not discuss all of our debt. Please see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the notes to those financial statements contained elsewhere in this registration statement for additional information about debt and sources of liquidity.

Line of Credit

In September 2018 we entered into a revolving two-year line of credit agreement with Woodforest National Bank (the “Woodforest LOC Agreement”). As of September 30, 2020, we had a total balance due of $27,407,667 on this line of credit with remaining availability of $92,333. On February 3, 2021, the Company entered into a two-year line of credit with a new lender, First Horizon Bank (the “First Horizon LOC Agreement”), in the maximum amount of $35,000,000. On this date, the Woodforest loan was paid and terminated.

The First Horizon LOC Agreement provides us with a revolving line of credit not to exceed $35,000,000. The First Horizon LOC Agreement is senior and secured. The First Horizon LOC Agreement will terminate on February 3, 2023 unless extended by the mutual agreement of us and the lender.

The advance rate on the First Horizon line of credit is 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by our CEO and a member of the board of directors of the Company. The line of credit bears interest at 30 Day LIBOR plus 2.85% per annum (3.35% at the execution of the loan).

Interest expense on this Woodforest line of credit for the nine months ended September 30, 2020 and September 30, 2019 totaled approximately $792,422 and $920,025, respectively. The Company recorded amortized loan origination fee for the nine months ended September 30, 2020 and September 30, 2019 of $61,649 and $61,648, respectively.

The Company’s agreement with FHB contains certain financial covenants and restrictions. Under these restrictions, all the Company’s assets are pledged to secure the line of credit, the Company must maintain certain financial ratios such as an adjusted tangible net worth ratio, interest coverage ratio and senior leverage ratio.  The loan agreement also provides for certain covenants such as audited financial statements, notice of change of control, budget, permission for any new debt, copy of filings with regulatory bodies, and minimum balances.  Management believes it was in compliance with the applicable debt covenants as of the execution of the new loan agreement.

Promissory Notes to Unrelated Parties

These are notes payable to individuals.  The notes have interest payable monthly, ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through December 31, 2025.  The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions at least 90 days prior to the expiration date. Interest expense on these notes totaled approximately $201,000 and $224,000 during the nine months ended September 30, 2020 and 2019, respectively. The outstanding principal balance on these notes was $4,112,172 and $4,435,606 as of September 30, 2020 and December 31, 2019, respectively.

Promissory Notes to Stockholders and Related Parties

These are notes payable to stockholders and related parties.  The notes have interest payable monthly ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through September 30, 2024. The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions at least 90 days prior to the expiration date. Interest expense on these notes totaled approximately $238,000 and $207,000 during the nine months ended September 30, 2020 and 2019, respectively. The outstanding principal balance on these notes was $4,260,293 and $3,596,859 as of September 30, 2020 and December 31, 2019, respectively.

On March 30, 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date bearing 8% interest. The Company retains the right to prepay the note at any time with no prepayment penalty.

Series A Convertible Preferred Stock

The Company is authorized to issue 600,000 shares of Series A Convertible Preferred Stock, $.001 par value. As of September 30, 2020, 99,000 shares are issued and outstanding for $10 per share.

In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $10 for each share of preferred stock, plus all unpaid dividends that have been accrued, accumulated or declared. The Company may redeem the preferred stock from the holders at any time following the second anniversary of the closing of the original purchase of the preferred stock. The Company shall also have the right to convert any or all of the preferred stock into common stock under certain circumstances.

Holders of preferred stock are entitled to receive preferential cumulative dividends, only if declared by the board of directors, at a rate of 7% per annum per share of the liquidation preference amount of $10 per share. December 31, 2019 dividends in arrears were declared and paid in January 2020. March 31, 2020 dividends in arrears were declared and paid in April 2020. June 30, 2020 dividends in arrears were declared and paid in July 2020. September 30, 2020 dividends in arrears were declared and paid in October 2020. As of October 2020, all dividends in arrears had been declared and paid.

Our Customers

The majority of our customers are small to medium-sized businesses seeking property and casualty insurance through local independent insurance agents. We currently operate in the southeast region, as well as Texas and Arizona, where the premium finance laws are favorable to making premium finance loans. Premiums on these commercial insurance policies are written on a semi-annual or annual basis exclusively and premium finance loans are repaid over a maximum of 4 and 10 consecutive monthly payments, respectively. Approximately 97% of our loans are written for a 9 to 10 month term with the balance written for a 6 month term. Premiums on these financed policies typically range between $1,000 to $50,000. At September 30, 2020, we currently have 14,888 premium finance loans outstanding. The types of policies we finance vary. They are most often motor truck cargo, physical damage and liability, commercial auto, commercial general liability, commercial package policies, professional liability, and commercial property. Most of the policies we finance are written through local independent insurance agents. The insurance companies they represent generally do not provide premium payment plans.

Competition

Our industry is highly competitive with three types of competitors. Fifteen of our largest competitors are national premium finance firms primarily owned by commercial banks and are believed to write approximately 50% of all premium finance loans. A second type of competitor is comprised of regional premium finance companies owned by entrepreneurs. Our remaining competitors are smaller, local companies many of which are affiliated with insurance agencies. There is low barrier to entry into the business as regulations do not require passing any tests or having substantial capital. A prime requirement for success in the industry is access to low cost capital as profits are substantially related to the spread between the cost of capital and interest earned on premium finance loans. Because of the secure nature of insurance premium finance loans, our industry is intensely competitive:

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Large National Finance Companies are owned or affiliated with financial institutions and make up approximately 50% of the financed premiums in the industry today. Since access to capital is plentiful and cost of funds are historically low, these finance companies seek the security of the premium finance industry to get valued returns with minimal risk. However, since these competitors oftentimes lack the agility our desire to develop personal relationships, they generally seek out the largest premiums solely by offering the lowest rates.

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Regional finance companies compete for business in smaller regional territories throughout the U.S. These companies are typically owned by entrepreneurs that raise debt privately and leverage it with a bank or similar asset-based lender. While these regional competitors manage to maintain some of the benefits of the smaller companies on a relationship level, they lack access to capital enjoyed by large institutionally owned competitors. Thus, they are limited to modest organic growth with limited exit strategy.

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Smaller locally operated finance companies generally conduct business in the state in which they are domiciled and typically limit their business to that state, county, or municipality. These companies are often family-owned and operated and can even be affiliated with an insurance agency or agencies or even a small insurance company. While these smaller competitors are able to develop personal relationships, owners often lack the experience, business acumen and access to capital enjoyed by their larger competitors.

The servicing of loans for policy premiums of $1,000 to $50,000 can be time consuming and require responsive customer service but competition in this segment is less intense. Our customers generally do not have an insurance expert on staff and they rely of their brokers or agents to recommend premium finance companies. Our referral base has access to multiple alternate premium finance sources operating in the national, regional and local level. We believe we compete against our competitors primarily on the quality of our technology which allows our agents and brokers to receive a quick response to a loan application and the quality of the personalized servicing of our loans which we provide. We believe that we are successful because our technology and customer service helps our referral sources achieve their own customer satisfaction and retention.

Our main marketing activities are the establishment and maintenance of relationships with our loan referral sources. We do not market or advertise our loan services directly to the parties receiving our loans but rather depend upon insurance agents and brokers to advise their clients who wish to finance their premiums about our insurance premium loan program.

Regulation

In most states, insurance premium finance companies are regulated by the Insurance Departments or Offices of Insurance Regulation in which they operate. Each state has specific laws regulating items such as interest rates, late charges, loan terms, forms, audit provisions, cancellation requirements among others. In addition, each state has the ability to audit each finance company and requires annual reports to be submitted. The following chart illustrates the relevant rules and regulations for the states in which we operate as of September 30, 2020.

	AZ	FL	GA	NC	SC	TX	TN
Service Charge	$10	$20	$20	$15	$20	>$1,000 $20 <$1,000 $25	4% of loan up to $15 max
Limit on Service Charge	None	once per annum	None	None	Once per annum	None	once per annum
Late Charge Minimum (Consumer)	5% Max. $10	$10	$1.50	$1.00	$1.00	5%	2
Percentage (Consumer)	5%	NO	5%	5%	5%	5%	5%
Late Charge Minimum (Commercial)	5%	$10	$1.50	$1.00	$1.00	5%	$2.00
Percentage (Commercial)	5%	5%	5%	5%	5%	5%	5%
Grace Period	5	5	5	5	0	10	10
Days to Cancel	10	10	10	10	10	10	10
Cancellation Fee	$15	$0	$5 Consumer $15 Commercial	$0	$0	$5	5
Returned Check Fee	$10 or Actual	$15	$20	Varies	Filed w State	Varies	$0
Amount to Refund to Borrower	$1	$1	$5	$1	$3	$5	$1
Interest Method	36% up to $1,000 24% exceeding $1,000	1% Add-on	1% Add-on	$12 per $100	$12 per $100	Simple	Simple
Maximum Interest Rate	None	None	None	None	None	Changes Periodically	24%
Interest Refund Method	Actuarial Method	Rule of 78's	Rule of 78’s	Sum of Periodic Balances	Sum of Periodic Balances	Sum of Periodic Balances	Sum of Periodic Balances

Collection/Recovery Fees	Allowed	20%	No	No	No	No	15%
Signature Required	New Business Only	Insured or Agent	Insured or Agent	Insured	Agent and Insured	Insured or Agents	Insured or Agent (w/POA)
Type Font	8 pt	8 pt	8 pt	Legible	8 pt	Approved	8 pt
Reporting Period Due	February 1st	March 1st	March 1st	June 15th	March 1st	April 1st	April 1st
Audit Provisions/Terms	3 Years	3 Years	3 Years	3 Years	3 Years	4 Years	2 Years

Growth Strategy

Under the terms of the line of credit agreement, the loan receivables and our other assets provide the collateral for the loan. As the receivables increase, driven by new sales, the company has greater borrowing power, giving it the opportunity to generate additional sales. In February 2021, the Company executed a loan agreement with a new lender for a two-year $35,000,000 line of credit. In the event the Company can secure significant surplus credit availability, it intends to expand growth efforts to include mergers and acquisitions as well as joint ventures directly with insurance underwriters. The Company does not currently have specific plans for growth beyond its current operations and we cannot assure that such efforts will take place or be successful.

The Company sees a unique opportunity in its sector to consolidate similar entities. Growth through mergers and acquisitions is particularly advantageous for a public company to purchase private companies, as the larger institutions purposely keep valuations low due to their dominance in the market. Since banks are typically valued at 1.25x to 1.5x book value, they generally value this industry similarly. This valuation often equates to approximately four to six times earnings. In contrast, businesses in the specialty finance sector that are publicly traded enjoy a Group P/E Ratio between 16-24 to 1. In addition to this industry being undervalued, it is highly fragmented, with ten banks controlling 75% of the commercial market share and the remaining market divided amongst 1,100 small to mid-size privately-held premium finance companies. The smaller companies (under $10M in revenue) are often overlooked by these banks as acquisition targets. We deem these entities as the primary targets of our acquisition plan. Furthermore, once consolidated the target acquisition operates approximately twice as profitable due to the elimination of nearly 65% of general and administrative expenses, leading to economies of scale, which flow directly to EBITDA. We do not currently have any agreement to acquire any other businesses and there can be no assurance that any such acquisitions will be made. There are currently no acquisition agreements or negotiations and we cannot assure that any such transactions will be entered into.

ITEM 1A.

 RISK FACTORS

An investment in our common stock involves a high degree of risk and is subject to many uncertainties. These risks and uncertainties may adversely affect our business, operating results and financial condition. In order to attain an appreciation for these risks and uncertainties, you should read this registration statement in its entirety and consider all of the information and advisements contained in this registration statement, including the following risk factors and uncertainties. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed, and you could lose all or part of your investment.

We depend on the availability of significant amounts of credit to meet our liquidity needs and our failure to maintain our sources of credit could materially and adversely affect our liquidity in the future.

Our business model is dependent upon our ability to borrow to maintain and grow our ability to lend money to our customers. On February 3, 2021 we entered into a new two-year line of credit in the maximum amount of $35 million which was immediately funded for $25,970,293 to pay off the prior line of credit lender. If we fail to renew or replace our line of credit at the expiration of the current term, or we default on our line of credit, then our ability to continue our lending business at current levels and meet our other obligations, would be materially adversely affected. Since the amount of money we can borrow on our revolving credit line is based on a percentage of our entire loan portfolio less certain ineligible items, our other corporate debt (i.e., subordinated and un-subordinated debt) plus our retained earnings and stockholder equity alone may limit our ability to increase the size of our loan portfolio.

If our growth requires us to raise additional capital, that capital may not be available when it is needed, or the cost of that capital may be very high.

As we grow, organically and through possible acquisitions, the amount of capital required to support our operations grows as well. We may need to raise additional capital to support continued growth both organically and through possible acquisitions. Any capital we obtain may result in the dilution of the interests of existing holders of our common stock. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time which are outside our control and on our financial condition and performance. If we cannot raise additional capital when needed, or on terms acceptable to us, our ability to expand our operations through organic growth and possible acquisitions could be materially impaired and our financial condition and liquidity could be materially and negatively affected.

Our reliance on third party insurance agents and brokers to originate our premium finance loans may result in increased exposure to credit risk and fraud.

Our premium finance loans are issued primarily through relationships with a large number of unaffiliated insurance agents and brokers. As a result, risk management and general supervisory oversight may be difficult since we have little direct contact with the borrowers and such loans may also be more susceptible to third party fraud.  In certain cases, insurance agents and brokers may be funded directly on behalf of the insurance company and/or its affiliates. If the agent or broker fails to remit these funds accordingly, or fails to provide an underlying insurance policy, there may be little or no collateral.  Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity.

If our allowance for loan losses is not sufficient to absorb losses that may occur in our loan portfolio, our financial condition and liquidity could suffer.

We maintain an allowance for loan losses that is intended to absorb credit losses that we expect to incur in our loan portfolio. At each balance sheet date, our management determines the amount of the allowance for loan losses based on our estimate of probable and reasonably estimable losses in our loan portfolio, taking into account probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Because our allowance for loan losses represents an estimate of inherent losses, there is no certainty that it will be adequate over time to cover credit losses in the loan portfolio, particularly if there is deterioration in general economic or market conditions or events that adversely affect specific customers. Although we believe our loan loss allowance is adequate to absorb reasonably estimable losses in our loan portfolio, if our estimates are inaccurate and our actual loan losses exceed the amount that is anticipated, or if the loss assumptions we used in calculating our reserves are significantly different from those we actually experience, our financial condition and liquidity could be materially adversely affected.

Failures of our information technology systems may adversely affect our operations.

We are increasingly dependent upon computer and other information technology systems to manage our business. We rely upon information technology systems to process, record, monitor and disseminate information about our operations. In some cases, we depend on third parties to provide or maintain these systems. While we perform a review of controls instituted by our critical vendors in accordance with industry standards, we must rely on the continued maintenance of these controls by the outside party, including safeguards over the security of customer data. Additionally, we must rely on our employees to safeguard access to our information technology systems and avoid inadvertent complicity with external security threats. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyberattacks that could have a security impact. If one or more of these events occur, or if any of our financial, accounting or other data processing systems fail or have other significant shortcomings, this could jeopardize our or our customers’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. Security breaches in our online systems could also have an adverse effect on our reputation. Our systems may also be affected by events that are beyond our control, which may include, for example, electrical or telecommunications outages or other damage to our property or assets. Although we take precautions against malfunctions and security breaches, we cannot assure that such efforts will be adequate to prevent problems that could materially adversely affect our business, financial condition and results of operations.

If we are unable to attract and retain experienced and qualified personnel, our ability to provide high quality service will be diminished, we may lose key customer relationships, and our results of operations may suffer.

We believe that our success depends, in part, on our ability to attract and retain experienced personnel, including our senior management and other key personnel. The departure of senior manager or other key personnel may damage relationships with certain customers, or certain customers may choose to follow such personnel to a competitor. The loss of any of our senior managers or other key personnel, or our inability to identify, recruit and retain such personnel, could materially and adversely affect our business, results of operations and financial condition. All but one of our employees are “at will” with no fixed term of employment.

Our lack of contractual marketing relationships with our loan referral base could adversely affect our revenue, profits and financial condition.

We do not have contractual marketing arrangements with the insurance brokers and agents. Since we depend upon the insurance brokers and agents to refer their customers to us for premium loans, our premium loan volume could decline if our referral base decided to refer their clients to other sources of premium loans.

Since our business is concentrated in Arizona, Florida, Georgia, North Carolina, South Carolina, Texas and Tennessee, declines in the economy of these states could adversely affect our business.

Our success depends primarily on the general economic conditions of the specific local markets in which we operate. We provide premium finance loans to customers primarily in the states of Arizona, Florida, Georgia, North Carolina, South Carolina, Texas and Tennessee. The local economic conditions in these market states significantly impact the demand for our premium finance loans as well as the ability of our customers to repay loans. Declines in economic conditions, including inflation, recession, unemployment, changes in securities markets or other factors impacting these local markets could, in turn, have a material adverse effect on our financial condition and results of operations.

Competition in the insurance premium finance industry is intense, and some of our competitors have greater financial, technological and other resources than we currently possess.

We face intense competition from other insurance premium finance firms. Many competing companies have longer operating histories, greater access to capital, lower cost of capital, more lending experience, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than we currently possess. The superior resources that some of these competitors have available could allow them to compete successfully against us, which could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

In addition, we are required to be compliant with public company internal control requirements mandated under Section 302 and 906 of the Sarbanes-Oxley Act. We are implementing measures designed to improve our internal controls over financial reporting, including the hiring of accounting personnel and establishing new accounting and financial reporting procedures to establish an appropriate level of internal controls over financial reporting. However, we cannot provide assurances that we will be successful in doing so. If we are unable to successfully implement internal controls over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase operating costs and harm the business.

We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

The current expectation is that for the foreseeable future, we will retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain, if any, for any stockholders for the foreseeable future.

There is no trading market for our common stock and there is no assurance that a market will develop or be maintained.

There is no public market for shares of our common stock. Although it is our intention to achieve a trading market for our common stock we have not applied for listing on any market and an active trading market for our shares may never develop or be maintained.  In the absence of an active trading market for our common stock, stockholders may not be able to sell their shares at the time that they would like to sell and may have to hold their shares indefinitely.

We may not realize the anticipated benefits of any acquisitions that we are able to complete.

Part of our business strategy is to grow through potential acquisitions in order to achieve economies of scale. Acquisitions involve a number of risks, including:

•

it may occur that the acquired company or assets do not further Standard’s business strategy, or that it overpaid for the company or assets, or that industry or economic conditions change, all of which may require a future impairment charge;

•

management may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the key personnel of the acquired business;

•

management may have difficulty incorporating the acquired services with its existing services;

•

there may be customer confusion where Standard’s services overlap with those of entities that are acquired;

•

Standard’s ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•

There may be difficulty maintaining uniform standards, controls, procedures and policies across locations;

•

Standard may acquire companies that have material liabilities, including, among other things, for the failure to comply with insurance laws and regulations;

•

the acquisition may result in litigation from terminated employees or third parties;

•

management may experience significant problems or liabilities associated with service quality, technology and legal contingencies;

•

Standard may spend considerable amounts of money (legal, accounting, diligence, etc.) in seeking an acquisition candidate and never complete the acquisition; and

•

acquisition candidate letters of intent may have large break-up fees if the acquisition is not completed.

We may not be able to make future acquisitions without obtaining additional financing.

To finance any acquisitions, Standard may, from time to time, issue additional equity securities or incur additional debt. A greater amount of debt or additional equity financing could be required to the extent that its common stock fails to achieve or to maintain a market value sufficient to warrant its use in future acquisitions, or to the extent that acquisition targets are unwilling to accept common stock in exchange for their businesses.  Furthermore, the Company would require bank approval of any additional debt or equity financing. Even if Standard were permitted to incur additional debt or determine to sell equity, management may not be able to obtain additional required capital on acceptable terms, if at all, which would limit its plans for growth. In addition, any capital they may be able to raise could result in increased leverage on its balance sheet, additional interest and financing expense, and decreased operating income.

The insurance premium finance industry is very competitive, and if we are not able to compete effectively, we may lose market share and our business could suffer.

We face competition in financing insurance premiums throughout our market area. Our competitors include national, regional and other community banks, and a wide range of other financial institutions such as credit unions, insurance companies, factoring companies and other non-bank financial companies. Many of these competitors have access to cheaper capital, substantially greater resources and market presence than Standard and, as a result of their size, may be able to offer a broader range of products at better prices.

Compliance with securities laws.

The Company’s common stock, preferred stock and promissory notes were sold to investors pursuant to exemptions under the Securities Act of 1933 with respect to transactions involving limited offers and sales without registration. If the Company should fail to comply with each and every one of the requirements of the available exemptions from registration, the investors may have the right to rescind their purchase of shares if they so desire. Compliance is highly technical. There is always the possibility that if any investor or investors should obtain rescission of their investments, the Company may be required to repurchase the securities. In addition, failure to comply with any of the requirements for exemption under state securities laws could occasion the same results as a failure to comply with the above-mentioned federal rule exemptions.

We depend on the accuracy and completeness of information we receive about our customers and counterparties to make credit decisions. Reliance on inaccurate or misleading information may adversely affect our business, operations, and financial condition.

We rely on information furnished by or on behalf of customers and counterparties in deciding whether to extend credit or enter into other transactions. This information could include financial statements, credit reports, and other financial information. We also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could have a material adverse impact on our business, financial condition and results of operations.

The rapid spread of the novel coronavirus, COVID-19, may adversely affect our business, operations and financial condition.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by the novel coronavirus COVID-19. If our borrowers are impacted, we may experience a higher than anticipated default rate on our customer’s premium finance loans. We may also experience lower demand for premium finance loans. Our borrowers are generally small and medium size businesses which may be less able to survive the disruption caused by the virus and the steps required to fight its spread such as mandatory shutdowns. Our business operations may be adversely affected if our offices need to be closed due to the coronavirus or if a number of our employees are sidelined by illness. It is impossible to predict the effect of the continued spread of the coronavirus. Should the coronavirus continue to spread or not be contained where there are current outbreaks, our business, financial condition and results of operations could be negatively impacted.

The Company is continuously monitoring operational challenges from employees working from home and whether it affects the Company’s efficiency and operations. Further, the Company has monitored changes to its default rate and ability to handle collections and underwriting activities. The Company has not experienced any material increase in its default rate since the COVID-19 pandemic nor a decrease in the Company’s ability to handle defaults and underwriting new business.

Certain protective provisions of our Series A Convertible Preferred Stock may prevent us from entering into certain transactions, issuing certain securities or making changes in the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, the Series A Preferred Stock which may be beneficial to the holders of our common stock.

Our Series A Convertible Preferred Stock has certain protective provisions as set forth in Item 11 herein which may prevent us from engaging in transactions, including mergers and acquisitions, or taking other actions which alter the provisions of the Series A Convertible Preferred Stock or issuing other equity securities which may have rights senior to or on parity with the Series A Convertible Preferred Stock, or increasing the amount of authorized Series A Convertible Preferred Stock even if such matters were beneficial to the holders of our common stock.

We may cause the Series A Convertible Preferred Stock to be converted into common stock which may reduce the price of our common stock.

We may increase the number of outstanding shares of our common stock by causing the conversion of the Series A Convertible Preferred Stock into common stock.  Issuance of additional shares of our common stock my cause a reduction in the market price of the shares of our common stock.

Particular Risks Associated with the Specialized Insurance Premium Services Industry

Our premium finance business may involve a higher risk of delinquency or collection than other lending operations and could expose us to losses.

We provide financing for the payment of commercial insurance premiums through our subsidiary Standard Premium Finance Management, Inc. Commercial insurance premium finance loans involve a unique, and possibly higher, risk of delinquency or collection than other types of loans. These are initiated primarily through relationships with unaffiliated independent insurance agents. As a result, risk management is critical and may be difficult. Roughly one third of all new borrowers fail to make all of their payments. In such an event, we request cancellation of the insurance policy and anticipate a refund from the insurance company and the agent. Under ideal conditions the down payment made by the insured should create sufficient equity to pay off our loan in the event of a cancellation.  However, as a consequence of competitive market conditions, we may have accepted a down payment that did not fully cover our loan. If, after the unearned premium on a cancelled policy is fully refunded, there is still an outstanding balance, the insured must be billed directly.  The cost of pursuing these funds often exceeds the amount collected and most often results in write-offs by the Company. Many commercial loans have underwriting provisions that may affect our collateral. Such instances may include but are not limited to fully earned policy fees or inspection fees, audit provisions, state reporting requirements, and cancellation limitations. Such circumstances could greatly reduce the unearned premium in the event of cancellation. Since we depend on the unearned premium for collateral, we could experience greater write-offs and thus, increased risk.

A Decline in the Economy in General May Result in a Decrease in Production.

Declines in the economy generally could have an adverse impact on our operating results by reducing the number of businesses purchasing insurance. Further, those who are currently financing their policies may have more difficulty making their payments, thus raising our default rates.

Increases in the Prime Interest Rate may reduce the profitability of our loans.

The rate at which we lend money is set by the state.  However, our revolving line of credit, which comprises our senior debt, is based, in part, on the prime interest rate.  When the prime rate goes up, the interest we pay on our senior debt increases while our interest income continues to be based on the same interest rate.  Thus, with each increase, the spread between the interest we earn and the interest we pay narrows, reducing our net interest income.

Changes in Insurance Law may adversely affect our business.

Our industry is subject to laws, rules, and regulations as established by the states in which we operate.  Any changes in such laws, rules, and regulations could be detrimental to the premium finance industry, thus having a negative effect on our operating income.

Aggressive Marketing by our Competitors may adversely affect our business.

There may be changes in the insurance market such as aggressive marketing by other premium finance companies or the emergence of new premium finance companies. Many insurance companies offer payment plans in house or through affiliates.  This practice could increase. Such an event would reduce the market share of all independent premium finance companies and would have a negative effect on our company.

Insurance Company Insolvency may cause us losses.

Insurance companies, although closely regulated by the various states, can also fail.  When an insurance company fails, we may have significant exposure. Such an event would put us at considerable risk.  Although most insurance companies are covered through a guarantee fund, there may be a lengthy delay in recovering these funds, and all funds due us may not be recovered. Such an event would have a negative effect on cash flow. In the event of insurance company failure of a carrier not covered under such guarantee fund, our exposure will be much greater. There are rating services that evaluate the financial condition and stability of insurance companies.  We use these to help us lower our risks.  However, conditions for any insurance company can change rapidly and the rating services we use may not give us sufficient warning of any changes.  In such an event, our risk factor could be increased.

We may experience cash flow problems due to delays in receiving proceeds from our bank loan or premium finance loan documentation.

We issue drafts on our bank account to fund new premium finance loans. These Drafts clear our bank on a daily basis. To meet this funding need, we draw funds on our revolving credit line with our senior lender on a regular basis.  Should the senior lender be unable to fund us in a timely fashion, we would have difficulty in funding these drafts. Failure on our part to cover all or part of these drafts could result in cancellation or non-issuance of an insurance policy for which we may be liable. Further, if drafts fail to clear our bank it may jeopardize our relationships with insurance agents and insurance companies, adversely affecting our ability to conduct business in the future. Insurance agents that do business with our Company have the authority to issue drafts on our bank account to pay a portion of the insured’s premium.  We review these drafts daily to make certain they are all paid to and cashed by proper parties.  Improper items can be returned to the bank and will not be honored. Under normal circumstances, we receive the finance agreement before the draft is presented to our bank.  Frequently however, the draft is presented to our bank before we receive the finance agreement. Since we cannot draw on our revolving credit line without first presenting the loan agreement, this may cause a cash flow problem for us. Such an event temporarily causes us to, in effect use funds for which no loans have been secured.  Such an event can reduce our profitability and increase risk to the Company. In the event that a draft has not been cashed for an undue period of time, we may have a liability for the draft, and the insured may have no coverage.

Business Interruption from natural disasters, including hurricanes and pandemics.

In the event of a natural disaster or other occurrence beyond our control, we may be unable to conduct our normal course of business that could cause temporary or permanent harm to the Company due to loss of customers, increased defaults on our premium finance loans or interruptions to our operations.

Insurance Company Concentration

To reduce our exposure, we try to limit the amount of financing we do for any one insurance company. In fact, the senior lender providing our revolving credit line has placed certain limits on the percentage of our business that can be financed with any one insurance company. Although we endeavor to keep our concentration within the limits authorized by our senior lender, this is not always possible.  Market conditions may cause fluctuations in our concentration, creating a disproportionate exposure with one or several insurance companies. Such an event could increase our risks.

Our dependance on Insurance Agents may expose us to losses.

We are continually adding new insurance agents to our customer base. Each new agent is screened by us to verify that he or she is licensed and is in good standing with state authorities. In addition, we attempt to gather as much information as possible to assist us in evaluating prospective customers. The risk of doing business with a new agent is significantly greater than that of doing business with an agent with whom we have established a business history.

Liability Arising from Wrongful Cancellation of an Insurance Policy

Through the normal course of business, we cancel many insurance policies for non-payment. If, in the event we cancel an insurance policy in error, we could be deemed liable for claims that would normally be paid by the insurance carrier. Such claims, and resultant damages could be significant. Although we carry professional liability insurance to cover such instances, certain provisions could prevent us from recovering all or part of our claim.

ITEM 2.

FINANCIAL INFORMATION.

INTRODUCTORY STATEMENT

The following discussion should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this Registration Statement. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See “Forward-Looking Statements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

We are an insurance premium financing company, specializing primarily in commercial policies. We make it efficient for companies to access financing for insurance premiums. Enabled by our network of marketing representatives and relationships with insurance agents, we provide a value-driven, customer-focused lending service.

We have offered premium financing since 1991 through our wholly owned subsidiary, Standard Premium Finance Management Corporation. We are generally targeting premium financing loans from $1,000 to $15,000, with repayment terms ranging from 6 to 10 months, although we may offer larger loans in cases we deem appropriate. Qualified customers may have multiple financings with us concurrently, which we believe provides opportunities for repeat business, as well as increased value to our customers.

We originate loans primarily in Florida, although we operate in several states. Over the past three years, the Company has expanded its operations, and currently is financing insurance premiums in Florida, Georgia, South Carolina, North Carolina, Texas, Tennessee and Arizona. We intend to continue to expand our market into new states as part of our organic growth trend. Loans are originated primarily through a network of insurance agents solicited by our in-house sales team and marketing representatives.

We generate the majority of our revenue through interest income and the associated fees earned from our loan products. We earn interest based on the “rule of 78” and earn other associated fees as applicable to each loan. These fees include, but are not limited to, a one-time finance charge, late fees, and NSF fees. Our company charges interest to its customers solely by the Rule of 78. Charging interest per the Rule of 78 is the industry standard among premium finance loans. The Rule of 78 is a method to calculate the amount of principal and interest paid by each payment on a loan with equal monthly payments.  The Rule of 78 is a permissible method of calculating interest in the states in which we operate. The Rule of 78 recognizes greater amounts of interest income during the first months of the loan, while decreasing interest income during the final months of the loan. Whenever a loan is repaid prior to full maturity, the Rule of 78 methodology is applied and the borrower is refunded accordingly.

We rely on a diversified set of funding sources for the loans we make to our customers. Our primary source of financing has historically been a line of credit at a financial institution collateralized by our loan receivables. We receive additional funding from unsecured subordinate noteholders that pays monthly interest to the investors. We have also used proceeds from operating cash flow to fund loans in the past and continue to finance a portion of our outstanding loans with these funds. See Liquidity and Capital Resources for additional information regarding our financing strategy.

The Company’s main source of funding is its line of credit, which represented approximately 65% ($27,407,667) of its capital as of September 30, 2020. This line of credit was replaced with a new lender, First Horizon Bank, on February 3, 2021. As of September 30, 2020, the Company’s subordinated notes payable represented approximately 20% ($8,372,465) of the Company’s capital, operating liabilities provide approximately 6% ($2,549,653) of the Company’s capital, preferred equity provides approximately 2% ($990,000) of the Company’s capital, the PPP loan represents approximately 1% ($271,000) of the Company’s capital, and equity in retained earnings and common paid-in capital represents the remaining 6% ($2,485,499) of the Company’s capital structure.

Key Financial and Operating Metrics

We regularly monitor a series of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	As of or for the Nine Months Ended September 30,
	2020 (unaudited)	2019 (unaudited)
Gross Revenue	$4,808,709	$4,662,026
Originations	$69,394,892	$66,567,960
Interest Earned Rate	16%	16%
Cost of Funds Rate	2.74%	3.30%
Reserve Ratio	1.57%	1.67%
Provision Rate	0.56%	0.59%
Return on Assets	1.42%	1.07%
Return on Equity	23.57%	18.58%

	As of or for the Years Ended December 31,
	2019	2018
Gross Revenue	$6,306,956	$5,896,475
Originations	$88,142,510	$80,010,451
Interest Earned Rate	16%	16%
Cost of Funds Rate	4.38%	4.81%
Reserve Ratio	1.57%	2.34%
Provision Rate	1.29%	1.09%
Return on Assets	1.51%	0.91%
Return on Equity	24.44%	16.69%

Gross Revenue

Gross Revenue represents the sum of interest and finance income, associated fees and other revenue.

Originations

Originations represent the total principal amount of Loans made during the period.

Interest Earned Rate

The Interest Earned Rate is the average annual percentage interest rate earned on new loans.

Cost of Funds Rate

Cost of Funds Rate is calculated as interest expense divided by average debt outstanding for the period, net of the interest related tax benefit.

Reserve Ratio

Reserve Ratio is our allowance for credit losses at the end of the period divided by the total amount of principal outstanding on Loans at the end of the period. It excludes net deferred origination costs and associated fees.

Provision Rate

Provision Rate equals the provision for credit losses for the period divided by originations for the period. Because we reserve for probable credit losses inherent in the portfolio upon origination, this rate is significantly impacted by the expectation of credit losses for the period’s originations volume. This rate is also impacted by changes in loss expectations for contract receivables originated prior to the commencement of the period.

Return on Assets

Return on Assets is calculated as annualized net income (loss) attributable to common stockholders for the period divided by average total assets for the period.

Return on Equity

Return on Equity is calculated as annualized net income (loss) attributable to common stockholders for the period divided by average stockholders’ equity attributable to common stockholders for the period.

RESULTS of OPERATIONS

Results of Operations for the Nine Months ended September 30, 2020 (unaudited) Compared to the Nine Months ended September 30. 2019 (unaudited)

Revenue

Revenue increased by 3.1% overall or $146,683 to $4,808,709 for the nine months ended September 30, 2020 (unaudited) from $4,662,026 for the nine months ended September 30, 2019 (unaudited).  The increase in revenue was primarily due to a 4.3% or $161,608 increase in finance charges and a 2.4% or $15,153 increase in late charges, which were partially offset by a 11.3% or $30,078 decrease in revenue from origination fees.  Revenue from finance charges comprised 81.7% of overall revenue for the nine months ended September 30, 2020.

During the nine months ended September 30, 2020 (unaudited) compared to the nine months ended September 30, 2019 (unaudited), the company financed an additional $2,826,932 in new loan originations. This increase was due largely to increased marketing efforts throughout our established states. The Company experienced this growth in spite of the pandemic and does not expect any material decrease in revenue due to the end of the pandemic. The Company benefited from a swift transition to work-from-home during the early months of the COVID pandemic. The Company’s proprietary software allowed the Company to continue operating at full capacity, which gave us a competitive advantage in the first quarter of 2020 in attracting originations that may have otherwise gone to our competitors.

Under the terms of the line of credit agreement, the loan receivables and our other assets provide the collateral for the loan. As the receivables increase, driven by new sales, the company has greater borrowing power, giving it the opportunity generate additional sales. In July 2019, the company finalized negotiations to increase the credit commitment by an additional $2,500,000. However, although the Company saw significant growth throughout 2020, originations were consistently constrained by the $27,500,000 limit on the Company’s line of credit. Management believes that the Company’s growth in revenues would have been higher with more access to capital. See Future Cash Requirements for the Company’s strategy and negotiations regarding its line of credit.

Expense

Expenses decreased by 3.3% or $141,279 to $4,179,057 for the nine months ended September 30, 2020 (unaudited) from $4,320,336 for the nine months ended September 30, 2019 (unaudited).

The decrease in expenses was primarily due to decreases in the following categories:

•

 $132,276 decrease in interest expense as a result of a reduction in the line of credit interest rate. Despite the increase in borrowings on the line of credit of $384,709, an increase of 1.7%, for the nine months ended September 30, 2020 over the nine months ended September 30, 2019, interest expense decreased by $132,276, a decrease of 9.3% over the same period. This is the result of a significant reduction in the 30-day LIBOR rate used in calculating the Company’s interest on the line of credit during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, thus greatly reducing the cost of funds.

•

 $66,669 decrease in professional fees primarily related to an accrual of audit fees for an anticipated bank audit during the nine months ended September 30, 2019. As the bank audit did not occur, the expenses were reversed by year-end 2019.

•

$35,767 decrease in other operating expenses primarily as a result of a decrease in business travel of $42,600, and a decrease in convention expenses of $27,799 partially offset by an increase in stock option expense of $20,224 and an increase in warrant expense of $27,200 for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, and.

•

$26,897 decrease in commissions as a result of the size and quantity of contracts written. During the nine months ended September 30, 2020 as compared to September 30, 2019, there was a decrease of 1,530 loans written, although gross originations increased by $2,826,932. Agents generally get a minimum base commission per contract, thus commissions tend to decrease when fewer contracts are written, even at larger financed amounts.

The foregoing decreases were partially offset by increases in the following categories:

•	$113,710 increase in salaries and wages primarily as a result of the hiring of additional staff, and
•	$11,115 increase in insurance expense as a result of the additional cost of providing insurance to additional staff.

Net Income before Taxes

Net Income before taxes increased by $287,962 to $629,652 for the nine months ended September 30, 2020 (unaudited) from $341,690 for the nine months ended September 30, 2019 (unaudited). This increase was attributable to the net increases and decreases as discussed above.

Income Tax Provision

Income tax provision increased $155,009 to $157,620 for the nine months ended September 30, 2020 (unaudited) from $2,611 for the nine months ended September 30, 2019 (unaudited).  This increase was primarily attributable to current tax laws that allowed the Company to take advantage of accelerated deduction of expenses paid during 2019 that were not available to the Company in 2020.

Net Income

Net Income increased by $132,953 to $472,032 for the nine months ended September 30, 2020 (unaudited) from $339,079 for the nine months ended September 30, 2019 (unaudited). This increase was attributable to the $287,962 increase in income before taxes related to increased business activity partially offset by the increase in the provision for income taxes of $155,009.

Comparison of Cash Flows for the Nine Months Ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)

Cash Flows from Operating Activities

We used $962,094 of cash in our operating activities in 2020 compared to $5,329,640 used in 2019. The decrease in cash used of $4,367,546 was primarily due to a $4,207,108 decrease of cash used to support working capital components and a $160,438 increase of net income as adjusted for noncash items.

The $4,207,108 decrease of cash used to support working capital components was primarily due to a $4,272,406 decrease in the change in premium finance contracts, and a $127,793 increase in the change in accounts payable and accrued expenses, partially offset by a $203,777 decrease in the change in drafts payable. These are natural fluctuations in operating accounts that occur during the normal course of business. The Company expects net cash outflows from operations during periods of growth. In 2019, the change in premium finance contracts was significantly larger as the Company grew to the full utilization of the line of credit. As discussed in the Revenues and Future Cash Requirements section, although the Company was able to continue to grow in 2020, the Company was effectively constrained by the limit of its line of credit agreement. The reduction in cash used to support working capital components was primarily related to curtailing the growth to stay within the maximum of the Company’s line of credit.

The $160,438 increase of cash from net earnings as adjusted by noncash items resulted primarily from an $132,953 increase in net income and $47,424 increase in noncash equity compensation, partially offset by a $18,444 decrease in bad debt expense.

Cash Flows from Investing Activities

We used $39,483 of cash in our investing activities in 2020 compared to $213,703 in cash used in 2019. The decrease in cash used of $174,220 is due primarily to a decrease in the repayment of loans on the life insurance policy of $289,402 which was partially offset by $123,226 decrease in the repayment of loans receivable – related party.  To assist in lowering its overall cost of funds, as of September 30, 2019, the Company fully repaid the higher interest rate loan on the life insurance policy with available funds from the bank’s line of credit. This repayment, in turn, increased the cash surrender value of the life insurance policy. We also aggressively reduced related party loans throughout 2019 in preparation of registering with the SEC. In 2020, the company has no remaining loans receivable – related party.

Cash Flows from Financing Activities

We provided $1,010,196 of cash from our financing activities in 2020 compared to $5,478,714 provided in 2019. The decrease in funds provided of $4,468,518 is due primarily to a decrease in proceeds from the line of credit of $4,867,133, a decrease in proceeds from notes payable – others of $139,682, and an increase in repayments of notes payable – others of $70,000. These were partially offset by $320,000 proceeds from the sale of Series A convertible preferred stock and $271,000 of proceeds from the PPP loan. As discussed in the Revenues and Liquidity and Capital Resources sections, in 2019, the Company was limited in the amounts it could draw from its line of credit, due to reaching its maximum throughout 2020. The Company utilized this line of credit to increase new sales as well as repay principal on higher interest rate notes. As of September 30, 2020 (unaudited), the Company paid all outstanding accrued dividends on its preferred stock, with the third-quarter 2020 dividend being paid in October 2020.

Results of Operations for the Year ended December 31, 2019 Compared to the Year ended December 31. 2018

Revenue

Revenue increased by 7.0% overall or $410,481 to $6,306,956 for the year ended December 31, 2019 from $5,896,475 for the year ended December 31, 2018.  The increase in revenue was primarily due to a 12.3% or $559,132 increase in finance charges and a 3.7% or $12,007 increase in origination fees, which were partially offset by a 15.8% or $160,658 decrease in revenue from late charges.  Revenue from finance charges comprised 81.0% of overall revenue for the year ended December 31, 2019.

During the year ended December 31, 2019 compared to the year ended December 31, 2018, the company financed an additional $8,132,059 in new loan originations. This increase was due largely to increased marketing efforts throughout our established states and a new, more favorable credit agreement signed in October 2018. The terms of the new agreement included an increased credit commitment and greater liquidity on receivables, providing the company the opportunity to increase marketing efforts resulting in increased sales. The increase in origination fees was the result of an additional 491 new loans written during the year ended December 31, 2019, as compared to the year ended December 31, 2018. Origination fees are directly related to the number of loans written.

Under the terms of the line of credit agreement, the loan receivables and our other assets provide the collateral for the loan. As the receivables increase, driven by new sales, the company has greater borrowing power, giving it the opportunity generate additional sales. In July 2019, the company finalized negotiations to increase the credit commitment by an additional $2,500,000. In January 2021, the Company executed a commitment letter with a new lender for a two-year $35,000,000 line of credit.

Expense

Expenses increased by 5.4% or $293,539 to $5,690,297 for the year ended December 31, 2019 from $5,396,758 for the year ended December 31, 2018.

The increase in expenses was primarily due to increases in the following categories:

•

 $169,243 increase in bad debts as a result of management’s decision to take a conservative approach in maintaining the allowance for doubtful accounts, by eliminating older, marginal receivables, rather than hold the accounts while they await collection. The company will book these expected future collections as recoveries on bad debt,

•	$136,191 increase in commissions as a result of the increase in sales. Commissions are a necessary acquisition cost to obtain new sales,
•

$73,658 increase in other operating expenses primarily as a result of an increase in business travel of $20,084, an increase of $18,977 in bank fees, an increase of $16,000 in profit sharing expenses, and an increase in computer programming fees of $11,170 for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

•	$59,247 increase in salaries and wages as a result of wage raises and bonuses given to customer service staff, and

The foregoing increases were partially offset by decreases in the following categories:

•

 $122,014 decrease in professional fees as a result of the elimination of fees related to previously outsourced finance software. The Company integrated its proprietary software in late 2018 leading to lower overall software costs,

•

$15,046 decrease in interest expense as a result of a reduction in the line of credit interest rate. Despite the increase in borrowings on the line of credit of $5,251,841, an increase of 24.1%, for the year ended December 31, 2019 over the year ended December 31, 2018, interest expense decreased by $15,046, a decrease of 0.8% over the same period. This is a result of the Company’s ability to negotiate a reduction in the interest rate on the line of credit from 30-day LIBOR + 3.50% to 30-day LIBOR + 2.75% for December 31, 2018 and 2019, respectively, thus greatly reducing the cost of funds.

•	$7,339 decrease in insurance expense as a result of the company’s ability to negotiate a new comprehensive insurance plan with a major medical provider.

Net Income before Taxes

Net Income before taxes increased by $116,942 to $616,659 for the year ended December 31, 2019 from $499,717 for the year ended December 31, 2018. This increase was attributable to the net increases and decreases as discussed above.

Income Tax Provision

Income tax provision decreased $138,006 to $2,611 for the year ended December 31, 2019 from $140,617 for the year ended December 31, 2018.  This decrease was primarily attributable to current tax laws that allowed the Company to take advantage of accelerated deduction of expenses paid during 2018 and carried forward to the 2019 tax year.

Net Income

Net Income increased by $254,948 to $614,048 for the year ended December 31, 2019 from $359,100 for the year ended December 31, 2018. This increase was attributable to a decrease in income tax provision of $138,006 related to the application of income tax credits and the $116,942 increase in income before taxes related to increased business activity.

Comparison of Cash Flows for the Year Ended December 31, 2019 and December 31, 2018

Cash Flows from Operating Activities

We used $4,602,023 of cash in our operating activities in 2019 compared to $381,513 used in 2018. The increase in cash used of $4,250,302 was primarily due to a $4,642,997 increase of cash used to support working capital components partially offset by a $392,695 increase of net earnings as adjusted for noncash items.

The $4,250,302 increase of cash used to support working capital components was primarily the due to a $3,754,498 increase in the change in premium finance contracts, a $640,061 decrease in the change in drafts payable, .  These are natural fluctuations in operating accounts that occur during the normal course of business. The large increase in cash used to support working capital, especially in the aforementioned accounts, is expected during a period of growth.

The $392,695 decrease of cash for net earnings as adjusted by noncash items resulted primarily from an $254,947 increase in net income and a $169,243 increase in bad debt expense.  As discussed in the Expenses section, bad debts increased because of management’s decision to take a conservative approach in maintaining the allowance for doubtful accounts, by eliminating older, marginal receivables, rather than hold the accounts while they await collection. The company will book any future collections on these write-offs as recoveries on bad debt.

Cash Flows from Investing Activities

We used $246,711 of cash in our investing activities in 2019 compared to $194,695 in cash used in 2018. The increase in cash used of $56,016 is due primarily to repaying loans on the life insurance policy of $328,342 which was partially offset by $75,331 decrease in the issuance of loans receivable - related party and 94,726 of repayment of loans receivable – related party.  To assist in lowering its overall cost of funds, as of December 31, 2019, the Company fully repaid the higher interest rate loan on the life insurance policy with available funds from the bank’s line of credit. This repayment, in turn, increased the cash surrender value of the life insurance policy. We also aggressively reduced related party loans throughout 2019 in preparation of registering with the SEC.

Cash Flows from Financing Activities

We received $5,116,776 of cash in our financing activities in 2019 compared to $14,163 used in 2018. The increase in funds provided of $5,130,939 is due primarily to expansion of the line of credit compared to the prior period by $6,452,656. The funds provided were primarily offset by $933,970 of fewer issuances of notes payable – related parties, $132,900 of fewer issuances of notes payable – other, $214,200 of increased repayments on notes payable – other, and $94,147 paid in dividends. The dividends payments included $30,900 for 2019 dividends and $63,247 for prior year accruals. As discussed in the Revenues and Liquidity and Capital Resources sections, the Company secured a new line of credit with more favorable terms, including greater fund availability. The Company utilized this line of credit to increase new sales as well as repay principal on higher interest rate notes. As of December 31, 2019, the Company paid all outstanding accrued dividends on its preferred stock, with the fourth-quarter 2019 dividend being paid in January 2020.

LIQUIDITY and CAPITAL RESOURCES as of September 30, 2020 (unaudited)

We had $354,226 cash and a working capital surplus of $9,262,454 at September 30, 2020 (unaudited). A significant working capital surplus is generally expected through the normal course of business due primarily to the difference between the balance in loan receivables and the related line of credit liability. As discussed in the Revenues section, the Company’s line of credit is currently the primary source of operating funds. As of September 30, 2020 (unaudited), the Company had secured a $27,500,000 line of credit, which initially expired in October 2021. The Company received an extension on this line of credit until February 2021 due to ongoing negotiations to increase the line to $35,000,000 through a syndication with its current lender or a new prospective lender. In February 2021, the Company entered into a contract with a new lender for a two-year $35,000,000 line of credit. The terms of the new line of credit are generally more favorable than the previous line of credit, including an interest rate based on the 30-day LIBOR rate plus 2.85% with a minimum rate of 3.35%. The expiring line of credit has an interest rate based on the 30-day LIBOR rate plus 2.75% with a minimum rate of 3.75%. The Company believes that the interest rate will be based on the minimum rate for the term of the line of credit, which will lead to savings on interest expense over the term of the deal. Based on our estimates and taking into account the risks and uncertainties of our plans, we believe that we will have adequate liquidity to finance and operate our businesses and repay our obligations as they become due for at least the next 12 months.

In April 2020, the Company received a $271,000 loan through the PPP program with the Small Business Administration. The Company proudly applied 100% of the proceeds of the loan to its main purpose of keeping their staff employed at the same level as before the COVID-19 pandemic. The Company maintained the same level of employment throughout 2020 with support from the PPP loan. As the Company used the proceeds of the loan on forgivable expenses, i.e. company payroll, the Company expects the loan to be fully forgiven. The Company applied for loan forgiveness in September 2020 and awaits a response from the SBA and the Company’s bank who facilitated the loan.

On December 31, 2020, the Company terminated a private placement memorandum for the sale of additional equity. Through this private placement, the Company raised $990,000. The additional equity can be further leveraged to negotiate increases on the line of credit, as well as seek out additional funding sources. The Company plans on using any surplus capital to fund a long-term merger and acquisition (roll-up) strategy.

Future Cash Requirements

As the Company anticipates its growth patterns to continue, a larger line of credit is paramount to fueling this growth. Throughout 2020, the Company has been curtailing its business prospects due to reaching its maximum on its current line of credit. As the main and cheapest source of funds, the current bank’s inability to increase the line without a syndicated deal has restrained the Company’s growth potential in 2020. By securing a larger line of credit, the company can satisfy the cash requirements anticipated by its future growth, rather than staying at the current sales level constrained by its expiring line of credit. Coinciding with these goals, in February 2021, the Company entered into a contract with a new lender for a two-year $35,000,000 line of credit.

Uses of Liquidity and Capital Resources

We require cash to fund our operating expenses and working capital requirements, including costs associated with our premium finance loans, capital expenditures, debt repayments, acquisitions (if any), pursuing market expansion, supporting sales and marketing activities, and other general corporate purposes. While we believe we have sufficient liquidity and capital resources to fund our operations and repay our debt, we may elect to pursue additional financing activities such as refinancing or expanding existing debt or pursuing other debt or equity offerings to provide flexibility with our cash management and provide capital for potential acquisitions.

Off-balance Sheet Arrangements

None.

Contractual Obligations

As of September 30, 2020 (unaudited), the Company was contractually obligated as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Line of credit	$27,407,667	$27,407,667	$—	$—	$—
Subordinated notes payable	8,372,465	1,932,983	4,158,222	2,281,260	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	120,138	57,801	62,337	—	—
Purchase obligations	—	—	—	—	—
Other long-term obligations	271,000	15,022	255,978	—	—
Total contractual obligations	$36,171,270	$29,413,273	$4,476,537	$2,281,260	$—

As of December 31, 2019, the Company was contractually obligated as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Line of credit	$26,885,261	$26,885,261	$—	$—	$—
Subordinated notes payable	8,032,465	1,810,976	5,569,629	651,860	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	221,884	109,447	87,885	24,552	—
Purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—
Total contractual obligations	$35,139,610	$28,813,832	$5,649,366	$676,412	$—

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We consider the following to be our most critical accounting policy because it involves critical accounting estimates and a significant degree of management judgment:

Allowance for premium finance contract receivable losses

We are subject to the risk of loss associated with our borrowers’ inability to fulfill their payment obligations, the risk that we will not collect sufficient unearned premium refunds on the cancelled policies on the defaulted loans to fully cover the unpaid loan principal and the risk that payments due us from insurance agents and brokers will not be paid.

The carrying amount of the Premium Finance Contracts (“Contracts”) is reduced by an allowance for losses that are maintained at a level which, in management’s judgment, is adequate to absorb losses inherent in the Contracts. The amount of the allowance is based upon management’s evaluation of the collectability of the Contracts, including the nature of the accounts, credit concentration, trends, and historical data, specific impaired Contracts, economic conditions, and other risks inherent in the Contracts. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recovery.

In addition, specific allowances are established for accounts past due over 120 days. Individual contracts are written off against the allowance when collection of the individual contracts appears doubtful. The collectability of outstanding and cancelled contracts is generally secured by collateral in the form of the unearned premiums on the underlying policies and accordingly historical losses are approximately 1% to 1.5% of the principal amount of loans made each year. The Company considers historical losses in determining the adequacy of the allowance for doubtful accounts. The collectability of amounts due from agents is determined by the financial strength of the agency.

ITEM 3.

PROPERTIES

The corporate headquarters of the Company are located at 13590 SW 134th Avenue, Suite 214, Miami, Florida 33186. We lease our general office space at this location. The lease expires on February 28, 2021. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock and Series A Convertible Preferred Stock as of December 31, 2020 by (i) each stockholder who is known by the Company to own beneficially more than five percent of any class of the Company’s voting securities, (ii) each current director of the Company, (iii) each of the Company’s current executive officers, and (iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. The information as to each person or entity is based upon the Company’s records and information provided to the Company.

	Common Stock			Series A Convertible Preferred Stock
Name	Number of Shares (a)		Percent of Class (a)	Number of Shares	Percent of Class
William Koppelmann	905,855	(b)	23.9%
Bobby Story	198,000	(c)	5.2%
Carl C. Hoechner	196,076	(d)	5.2%
Mark Kutner, MD	191,500	(e)	5.0%	50,000	50.5%
Samuel Konig	108,000	(f)	2.8%
James Wall	103,256	(g)	2.7%
Brian Krogol	96,850	(h)	2.6%
Chris Perrucci	91,500	(i)	2.4%
John Leavitt	91,500	(j)	2.4%
Scott Howell, MD	91,500	(k)	2.4%
Victor Galliano	29,209	(l)	<1%
Robert Mattucci	25,253	(m)	<1%
Margaret Ruiz	22,378	(n)	<1%

All Officers and Directors as a Group (13 persons)	2,150,877		56.6%

Shareholders with greater than 5%:
MaryLea Boatwright	286,748		7.4%
Bayshore Corporate Finance, LLC	275,000	(o)	7.1%
Gregory Carey	190,274		5.0%

———————

(a)

A party is deemed to be a beneficial owner of shares that can be acquired by such person within 60 days from December 31, 2020, upon their exercise of options and warrants. Each beneficial owner’s percentage of ownership is determined by assuming that options and warrants that are held by such party (but not those held by any other party) and are exercisable or convertible by such party within 60 days from that date have been so exercised or converted.

(b)

Consists of (i) 805,855 shares owned by Mr. Koppelmann directly, (ii) 25,000 shares issuable upon exercise of Class W4 five-year warrants at an exercise price of $4.00 per share, and (iii) 75,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(c)

Consists of (i) 108,000 shares owned by Mr. Story directly, (ii) 15,000 shares issuable upon exercise of Class W4 five-year warrants at an exercise price of $4.00 per share, and (iii) 75,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(d)

Consists of (i) 171,076 shares owned by Mr. Hoechner directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(e)

Consists of (i) 126,500 shares owned by Dr. Kutner directly, (ii) 15,000 shares issuable upon exercise of Class W4 five-year warrants at an exercise price of $4.00 per share, and (iii) 50,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(f)

Consists of (i) 83,000 shares owned by Mr. Konig directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(g)

Consists of (i) 78,256 shares owned by Mr. Wall directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(h)

Consists of (i) 41,850 shares issuable upon exercise by Mr. Krogol of ten-year stock options at an exercise price of $0.80 per share, (ii) 5,000 shares issuable upon exercise of Class W4 five-year warrants at an exercise price of $4.00 per share and (iii) 50,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(i)

Consists of (i) 66,500 shares owned by Mr. Perrucci directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(j)

Consists of (i) 66,500 shares owned by Mr. Leavitt directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(k)

Consists of (i) 66,500 shares owned by Mr. Howell directly and (ii) 25,000 shares issuable upon exercise of Class W12 five-year warrants at an exercise price of $12.00 per share.

(l)

Consists of (i) 15,259 shares owned by Mr. Galliano directly and (ii) 13,950 shares issuable upon exercise of ten-year stock options at an exercise price of $0.80 per share.

(m)

Consists of (i) 11,303 shares owned by Mr. Mattucci directly and (ii) 13,950 shares issuable upon exercise of ten-year stock options at an exercise price of $0.80 per share.

(n)

Consists of (i) 17,378 shares owned by Ms. Ruiz directly and (ii) 5,000 shares issuable upon exercise of ten-year stock options at an exercise price of $0.80 per share.

(o)

Consists of (i) 35,000 shares owned by Bayshore Corporate Finance directly and (ii) 240,000 shares issuable upon exercise of Class W4 five-year warrants at an exercise price of $4.00 per share. Anthony Leavitt has voting and investment power over the shares held by Bayshore Corporate Finance, LLC. The address of Bayshore Corporate Finance, LLC is 13590 SW 134th Avenue, Suite 215, Miami, FL 33186.

Address of William J. Koppelmann, Carl Christian Hoechner, Mark Kutner, Bobby Story, Samuel Konig, James Wall, Chris Perrucci, John Leavitt, Scott Howell, Victor Galliano, Robert Mattucci, Margaret Ruiz, and Brian Krogol is 13590 SW 134th Avenue, Suite 214, Miami, FL 33186. Address of MaryLea Boatwright is 3889 Admiral Drive, Chamblee, GA 30341. Address of Gregory Carey is 820 Salzedo St Apt 402 Coral Gables, FL  33134.

ITEM 5.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers of Standard Premium Finance Holdings, Inc.

The following table sets forth the names, ages and titles of our current executive officers and directors.

Name	Age	Position
William Koppelmann	57	Chairman, President, Chief Executive Officer
Bobby Story	79	Chief Financial Officer, Director
Margaret Ruiz	58	Operations Manager, Secretary
Samuel Konig	50	Executive Vice President, Director
Brian Krogol	32	Vice President of Accounting
Victor Galliano	56	Vice President of Marketing
Robert Mattucci	55	Vice President of Sales
Scott Howell, MD	55	Director
Mark E. Kutner, MD	60	Director
John C. Leavitt, PhD	58	Director
Christopher Perrucci, ESQ	58	Director
James Wall	72	Director
Carl C. Hoechner	61	Director

Director and Executive Officer Biographies

William Koppelmann – Chairman, Board of Directors, President and Chief Executive Officer.

William Koppelmann has been the Chairman and President of Standard Premium Finance Holdings, Inc., since its organization in May 2017 and is a co-founder and has been the President of Standard Premium Finance Management Corporation, since its inception in 1997. An entrepreneur with more than 30 years’ experience in the insurance premium finance industry, he is proficient in receivables management, capital-raising and debt restructuring. He currently oversees all aspects of the Company's operations. Mr. Koppelmann has served on the board of the Florida Premium Finance Association for more than 15 years. He is the immediate past president, serving in that capacity for three successive terms. Mr. Koppelmann attended Barry University and Miami Dade College, where he completed his Property and Casualty insurance Certification. He is a member of the Florida Association of Insurance Agents, Professional Insurance Agents Association, Latin American Insurance Association and Independent Insurance Agents of Dade County. Bill Koppelmann is Margaret Ruiz’s brother. The Board believes that Mr. Koppelmann provides essential insight and expertise concerning the business, operations and strategies of the Company that is needed for the Board’s oversight and decision-making responsibilities.

Bobby Story – Chief Financial Officer and Director.

Bobby Story has been our Chief Financial Officer (CFO) and a director since May 2017. Since 2015, he has devoted his business activities to assisting our President and CEO in the organizing of Standard Premium Finance Holdings, Inc. (SPFH) and reorganization of our wholly owned subsidiary, Standard Premium Finance Management Corporation. Mr. Story has worked as a Certified Public Accountant (CPA), real estate developer, and entrepreneur for many years.  The Board believes that Mr. Story’s experience as a CPA, chief financial officer and entrepreneur aids the Board and management in assessing and managing the finance and accounting issues facing the Company’s operations as well as in assisting the Company in preparing to be a SEC-reporting company.

Margaret Ruiz – Operations Manager and Secretary.

Margaret Ruiz has been our Operations Manager and Secretary since 2017. Since August 2000, she has served as Operations Manager of Standard Premium Finance Management Corporation. Prior to joining Standard Premium Finance Management Corporation in August 2000, Margaret Ruiz gained nearly 20 years of commercial banking experience with SunTrust Bank from 1980 to 1997 and Office Manager at Professional Therapeutic Alternatives from 1997 to 2000.  Her early career in Human Resources was spent in recruiting and employment matters.  She was responsible for the nonexempt staffing for SunTrust’s 1500 employees. Ruiz is proficient in computer operations, having worked for three years in the bank’s data center, acting as liaison for branch personnel in all aspects of technical issues related to retail banking.  Ms. Ruiz is an integral part of the Company’s management, in charge of the day to day operations and the supervision of 12 staff members.  She oversees the customer service provided to more than 600 agents and agencies throughout the Southeast United States and Texas. Ms. Ruiz is involved in most aspects of audit requirements imposed by the Company’s lender and governing entities, ensuring compliance by administering strict internal control procedures. Most notable of Ms. Ruiz’s recent accomplishments is the successful overhaul of the operating system, converting over 20,000 customer records and implementing new procedures. Margaret Ruiz is Bill Koppelmann’s sister.

Samuel Konig – Director, Vice President.

Mr. Konig currently serves as a Director and has been the Company’s Executive Vice President working closely with the company in refinancing and business development since 2015. Since 2006 and presently, Mr. Konig advises and services various companies with online and consulting ventures through his company SGK International, LLC, including an online classic car dealership platform. In 2019, Mr. Konig acquired a real estate broker’s license in the State of Florida, which he actively uses with SMK Realty & Investments, LLC. In 2003, Mr. Konig co-founded SMK Capital Partners, LLC and SMK Realty & Investments, LLC, which are active commercial real estate development and sales companies successfully acquiring over 350,000 square feet of prime office building space in Miami for $50 million with commercial condominium sales exceeding $120 million. The Board believes that Mr. Konig’s experience in finance and entrepreneurship assists the Board and management in formulating the Company’s corporate finance strategy and exploring potential growth opportunities.

Brian Krogol – Vice President of Accounting.

Brian Krogol has been our Vice President of Accounting since October 2019. Brian Krogol graduated from the Fisher School of Accounting at the University of Florida with a Master of Accounting (MAcc) in 2011. From 2011-2013, he worked as an auditor with Grant Thornton, an international organization of independent assurance, tax, and advisory firms, gaining audit experience with companies in the health care, manufacturing, distribution, hospitality, restaurant, and financial industries, as well as, experience on 10-Q, 10-K, SOX 404, benefit plan, and IPO engagements for SEC clients, as well as quarter- and year-end engagements for private clients reporting under US GAAP. Mr. Krogol gained recognition for earning the prestigious Elijah Watt Sells award in 2012 for his performance on the Certified Public Accountant examination. Of more than 92,000 candidates who sat for the examination in 2012, only thirty-nine candidates met the criteria for this award. On the tailwind of this award, from 2013-2019, Mr. Krogol operated a private tutoring business, primarily preparing students for the CPA exam, as well as college level accounting, finance, economics, and mathematics courses. During this period, from 2015 to 2018, Mr. Krogol joined Clutch Prep as Lead Business Instructor, designing and maintaining online curriculum, including recording instructional videos for undergraduate level accounting, finance, and economic courses.

Robert Mattucci – Vice President of Sales

Robert Mattucci has been our Vice President of Sales since September 2019 overseeing sales throughout the nation. Originally hired as a marketing representative for the west coast of Florida in 2006, Mr. Mattucci was directly responsible for achieving a 300% growth in sales over a 3-year period in the region. His primary duties involve the recruitment and training of all new sales personnel. After being promoted to National Sales Manager in 2009, Mr. Mattucci developed sales operations in Dallas, Atlanta and Charlotte.

Victor Galliano – Vice President of Marketing

Victor Galliano has been the Vice President of Marketing for Holdings since September 2019 and works for SPFMC since 2008. Victor Galliano has over 25 years of sales experience working in the insurance premium finance industry. In January 2008, Mr. Galliano became regional sales manager for Standard Premium Finance and has been recognized as the lead sales representative every year thereafter. With his vision and efforts, he was able to expand sales statewide. In 2012, he was promoted to VP of Sales for Florida and was responsible for developing and implementing a statewide sales strategy that led to yearly organic growth. During this time, he also helped launch various national sales campaigns and trained junior sales staff members. In addition, Mr. Galliano earned an MBA, with a specialization in accounting, from St. Thomas University in 2001.

Scott Howell, MD – Director.

Dr. Scott Howell has served as a Company director since 2017. Dr. Howell is currently a practicing physician for more than 25 years. Dr. Howell is board certified in Family Practice, Preventative Medicine and Public Health and Addiction Medicine. Presently, Dr. Howell advises healthcare organizations with regulatory, product development, reimbursement and financial modeling for multiple healthcare organizations. Dr. Howell is the medical director at the AIDS Healthcare Foundation Chronic Care Special Needs Plan (C-SNP) since 2019 to the present. In 2018, Dr. Howell launched 11.2 Healthcare, Inc. a private healthcare finance consulting organization concentrating on managed care, medical devices and financing of developmental companies.  From 2017 to 2018, Dr. Howell was the Chief Medical Officer at Advantmed, a healthcare analytics and delivery organization. From 2015 to 2017, Dr. Howell was an executive medical director for Heritage Development Organization, for which he participated in national expansion through joint ventures, mergers & acquisitions and by identifying enterprise-wide clinical solutions.  From 2008 to 2015, Dr. Howell was the National Senior Medical Director and Chief Medical Officer for Network and Population Health at Optum Insight, responsible for risk adjustment, quality performance, networks, predictive modeling and clinical consulting, including as the Regional Chief Medical Officer (RCMO) for the Northeast Region of Americhoice, Inc. focusing on the Medicaid and Dual SNP populations.  From 2000 to 2008, Dr. Howell was the Medical Director for Managed Care at the AIDS Healthcare Foundation, the first HIV SNP in the nation, and was responsible for international consulting in Russia, Ukraine, Guatemala, Honduras, and Haiti.  During this period, Dr. Howell was the lead scientific advisor to Management Sciences for Health, the prime contractor for PEPFAR in Haiti.  Dr. Howell has a Master’s in Economics from the University of Miami, a Master’s in Public Health and Tropical Medicine, (MPH&TM) from Tulane University, and a Master’s in Business Administration (MBA) from California State University Fresno. Dr. Howell is currently retired from the Air Force after 25 years of service with the rank of Colonel.  His last assignment was with the Office of Secretary of Defense (OSD) at the Department of Defense Inspector General (DoDIG) in Special Plans and Operations (SPO). The Board believes that Dr. Howell extensive experience in management and consulting brings to the Board and management perspective on dealing with governmental regulations and growth of its business.

Mark E. Kutner, MD – Director.

Dr. Mark E. Kutner has been a Director of Holdings since its foundation in 2017. Dr. Mark E. Kutner is a practicing physician who maintains a primary care clinical practice in Miami, Florida, which he began in 1998, and a clinical trials practice begun in 1988. Dr. Kutner is a co-founder and presently the Chairman of the Board of Directors of PrimeHealth Physicians, the largest independent primary care practice in South Florida. Dr. Kutner was the founder and is presently Chief Medical Officer of Suncoast Research Group, a clinical trials company since 1994, which has been engaged in phases, 2, 3 and 4 clinical trials for many of the largest pharmaceutical companies in the world and smaller biotech firms who are constantly developing cutting edge medical technologies. He served on the Board of Directors of Orange ACO, a rapidly growing Medicare ACO from 2015-2018. Dr. Kutner is also the founder and first Medical Director of the sleep laboratory at Baptist Hospital of Miami. He is presently the chairman and founding member of Physicians Health Alliance, a value-based management services organization affiliated with United Healthcare.  Dr. Kutner is also a co-founder and Board member of two Florida property casualty companies, America Traditions, and Modern USA Property Casualty. Other business interests have included a chain of Costa Rican pharmacies, Farmacia Express, which introduced the country to a toll-free telephone number for the order and delivery of prescriptions to the home, and Colombian sleep labs. Dr. Kutner attended CCNY School of Biomedical Education and graduated from SUNY Stony Brook with a Medical Doctor degree.  He completed a residency in Internal Medicine at Northwestern University, and a fellowship at Johns Hopkins University School of Medicine in Pulmonary, Critical Care, and Sleep Medicine, as well as a fellowship at Johns Hopkins School of Hygiene and Public Health in Environmental Health Sciences.  He has been board certified in Critical Care Medicine, Internal Medicine, Pulmonary Medicine and Sleep Medicine.  He is affiliated with insurance companies, physicians’ groups, ACOs, hospital groups, and private equity planning the future of healthcare in Florida. The Board believes that Dr. Kutner’s experience as a founder, executive and director of a variety of private companies brings valuable experience to the Board in matters such as organizational structure, corporate strategy, operational performance measurement and improvement and governance.

John C. Leavitt, PhD – Director.

John C. Leavitt has served as a Company director since 2017. Mr. Leavitt has been employed by the National Aeronautics and Space Administration (NASA) since July 2016 and is responsible for creating the Task Orders, Schedules (MS-Project 2003), Cost sheets and justification procurement documents including RFP and RFP responses to NASA.  He also monitors and manages multiple projects using PMI-methods and assists in writing technical papers on the projects under his control for NASA publications. As vice president for Altug Consulting from January 2000 to December 2016, Mr. Leavitt researched, wrote, and published white papers for customers, and provided engineering studies, worked on large government contract proposal teams (ICA for the NASA KICS contract) and provided Project Management services to both local and internationally recognized companies such as MASTEC, Yang Engineering, American Access Technologies, and TEK-Systems (for Verizon). Mr. Leavitt is a Certified Project Management Professional (“PMP”) with more than 22 years of management, technical, and engineering experience in government DOD, NASA, Commercial RF Systems, SATCOM & telecommunications. Mr. Leavitt graduated magna cum laude with a Bachelor of Science in Engineering from the University of Central Florida, and earned his MBA, and doctorate in Business Administration specializing in Information Systems Management at Walden University. The Board believes that Mr. Leavitt’s experience in project management and government contracting assists the Board and management in strategic planning and managing for growth.

Christopher Perrucci, Esq, - Director.

Christopher Perrucci has served as a Company director since 2017. Mr. Perrucci has been a licensed attorney in Ohio since 1985 and has over 33 years of legal and business experience focused on contracts, information systems and services, and business management. Currently, Mr. Perrucci engages in the following principal occupations and organizations: C R Perrucci Co., LPA, Law Firm as a Managing Attorney since 2015; SOI Online, LLC, Online Information Company as the President/CEO since 2015 and Max Technologies, LLC, Probation/Parole Monitoring as the President/CEO since 2015. In 2002, Mr. Perrucci founded SOI Online, which provides a retail online service for criminal background checks, OnlineCriminalChecks.com, which he still operates today as the President. Prior to these engagements, Mr. Perrucci had several notable business successes. In 2012, he founded and operated Max Technologies, a unique technology-based monitoring system to assist Ohio Courts and Probation Departments, Ohio parolee supervision and warrant tracking. Mr. Perrucci spent four years with Database Technologies from June 1996 to December 1999, where he served as Vice President and Director of Business Development, responsible for data acquisition, product and database development, and new business development. He assisted the company with its transition to DBT Online and its IPO listing on the NYSE. Prior to that, Mr. Perrucci spent 10 years in product and systems development, licensing, and data acquisition for Lexis-Nexis, the largest legal information company in the world.  Mr. Perrucci also served as President of Intellicorp for four years from January 2000 to April 2004, growing the business from $200k and two employees into $4m and 25 employees. He recently completed the acquisition of North Carolina Information Data, Inc., an online provider of retail and wholesale information services to lawyers, bondsman, and general businesses. Mr. Perrucci was born and raised in Indiana and earned a Bachelor of Science degree in Legal Administration from Ball State University in 1982 and a law degree from the University of Dayton, School of Law in 1985. The Board believes that Mr. Perrucci’s experience in information systems aids the Board and management in overseeing the Company’s information technology functions.

James Wall – Director.

James Wall has served as a director of Holdings since 2017 and has been a director on the Board of the Company's Standard Premium Finance Management Corporation subsidiary since 2004. Mr. Wall was instrumental in the Board of Directors agreeing to change Standard Premium Finance Management Corporation from a sub chapter "S" corporation to a "C" corporation so that a holding company could be created. In 2005, Mr. Wall retired from a career as a commercial airline pilot where he worked for American Airlines from 1989 until 2005. Notably, he gained industry experience as a commercial loan credit analyst during a furlough period with Eastern Airlines, where he was a commercial pilot for Eastern Airlines from 1973 until its bankruptcy in 1989, also working two years for Atlantic Bank. Mr. Wall joined the United States Navy as a pilot in 1973 and remaining in the Naval Reserve until 1988 when he retired at the rank of Captain. Mr. Wall earned a bachelor’s degree from Wake Forest University, and an MBA from the University of North Florida. The Board believes that Mr. Wall’s long-term service as a director of the Company’s subsidiary provides essential insight into the Company’s operations as well as institutional memory that benefits the entire Board as well as management.

Carl C. Hoechner – Director.

Carl C. Hoechner has served as a Director for Holdings since its inception in 2017. Mr. Hoechner invested capital in Standard Premium Finance Management Corporation in 2011 and has served as a member of its Board of Directors since 2011. As such, Mr. Hoechner has assisted in to raising several million dollars in Subordinated Notes from many investors. Mr. Hoechner is also an entrepreneur in tourism and real estate. Since 2000 and presently, he has owned and operated the C.L. Hoechner Overseas Tours, Inc. with most of its operations remaining in Europe. He also actively continues his career as a real estate developer, remodeling and selling properties to multinational and foreign investors. Mr. Hoechner was born in the US (Florida), but raised in Oberammergau, DE, Carl Hoechner studied and received the equivalent of a BS in Economics and Tourism from Industry and Trade Chamber of Munich, located in Munich Germany. As a multinational entrepreneur, Mr. Hoechner moved back to the US in 2001, and made his primary residence in Miami, Florida. The Board believes that Mr. Hoechner’s experience as lead investor in the Company’s subordinated notes provides the Board and management with insight into the interests and concerns of the Company’s investors.

ITEM 6.

EXECUTIVE COMPENSATION

Overview and Objectives

We believe our success depends on the continued contributions of our named executive officers. We have established our executive compensation program to attract, motivate, and retain our key employees in order to enable us to maximize our profitability and value over the long term. Our policies are also intended to support the achievement of our strategic objectives by aligning the interests of our executive officers with those of our shareholders through operational and financial performance goals and equity-based compensation. We expect that our compensation program will continue to be focused on building long-term shareholder value by attracting, motivating and retaining talented, experienced executives and other key employees. Currently, our Principal Executive Officer oversees the compensation programs for our executive officers.

Summary Compensation Table

The following table sets forth information concerning the compensation of our chief executive officer, our chief financial officer, and our two other most highly compensated executive officers serving during fiscal 2020 (the “named executive officers”)

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Option Awards ($) (3)	Warrant Awards ($) (4)	Total ($)
William Koppelmann, Chief Executive Officer	2020	164,202	2,537	0	2,100	168,839
	2019	161,611	2,029	0	0	163,640
Bobby Story Chief Financial Officer	2020	0	0	0	1,500	1,500
	2019	0	0	0	0	0
Victor Galliano Vice President of Sales	2020	146,378	1,014	10,323	0	157,715
	2019	150,431	1,015	0	0	151,446
Robert Mattucci Vice President of Marketing	2020	136,173	2,707	10,323	0	149,203
	2019	131,611	2,707	0	0	134,318

———————

(1)	Salary and Commissions paid through payroll
(2)	Cash bonuses paid through payroll
(3)

Fair Value of Option Awards at Grant Date. See Note 11 to the Company’s Financial Statements for the Nine Months Ended September 30, 2020 and 2019 for details on determination of fair value of Stock Options. This amount is calculated assuming that the vesting condition requiring continued employment through March 1, 2022 will be achieved.

(4)

Fair Value of Warrant Awards at Grant Date. See Note 11 to the Company’s Financial Statements for the Nine Months Ended September 30, 2020 and 2019 for details on determination of fair value of Stock Warrants.

Outstanding Equity Awards Table

The following table sets forth outstanding equity awards for our named executive officers at December 31, 2020.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name (a)	Number of securities underlying unexercised warrants (#) exercisable (b)	Number of securities underlying unexercised warrants (#) not exercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option/warrant exercise price ($ weighted average) (e)	Option/warrant expiration date (f)
William Koppelmann	100,000	—	—	$10.00	March 31, 2025
Bobby Story	90,000	—	—	$10.67	March 31, 2025
Victor Galliano	—	—	27,900	$0.80	February 28, 2030
Robert Mattucci	—	—	27,900	$0.80	February 28, 2030

Director Compensation in 2020

Our Board of Directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our Board of Directors also believes that a significant portion of the total compensation package for our directors should be equity-based to align the interest of our directors with our stockholders. In April 2020, the Company issued to its non-employee directors for 2020:

•

Dr. Mark Kutner, 15,000 Class W4 Warrants for the purchase of common stock for $4.00 per share and 50,000 Class W12 Warrants for the purchase of common stock for $12.00 per share with a total fair value at the grant date of $1,300, and

•

Mr. Samuel Konig, Mr. Carl C. Hoechner, Mr. James Wall, Mr. Christopher Perrucci, Mr. John Leavitt, and Dr. Scott Howell, each 25,000 Class W12 Warrants for the purchase of common stock for $12.00 per share with a total fair value at the grant date of $200 to each of these directors.

These amounts represent the Fair Value of Warrant Awards at Grant Date. See Note 11 to the Company’s Financial Statements for the Nine Months Ended September 30, 2020 and 2019 for details on determination of fair value of Stock Warrants. The Warrants have a term of five (5) years and have a cashless exercise provision.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

In the ordinary course of our business, we may enter into transactions with our directors, officers and 5% or greater stockholders.

Creation of Holding Company

In March 2017, the Company entered into an agreement of share exchange with Standard Premium Finance Management Corporation (“Management”) and the shareholders of Management to facilitate the formation of the Company, which acquired all of the issued and outstanding shares of Management in exchange for newly issued shares of Company common stock. Each outstanding share of Management common stock was issued 28.4 shares of Company common stock in the share exchange. As a result, Management became the 100% directly-owned subsidiary of the Company.

Agreement with Bayshore Corporate Finance, LLC

In July 2016, the Company entered into a Consulting Agreement with Biscayne Corporate Finance, LLC to facilitate the Company’s business strategy and planning and to advise the Company in financial, mergers and acquisitions and other matters. Company directors Scott Howell, Chris Perrucci, John Leavitt and Samuel Konig were managers of Bayshore Corporate Finance, LLC at the execution of this consulting agreement. In December 2019, these directors retired and were removed as managers of Bayshore Corporate Finance, LLC. They had no ownership interest in Bayshore Corporate Finance, LLC. The Company paid Bayshore Corporate Finance, LLC $27,500 in 2019 and $67,827 in 2020. Additionally, on April 1, 2020, the Company issued Bayshore Corporate Finance, LLC 240,000 Class W4 Warrants for the purchase of common stock at $4.00 per share with a total fair value of $14,400 at the grant date. The Warrants have a term of five (5) years and have a cashless exercise provision.

Lease Agreement with Marlenko Acquisitions, LLC

The Company’s headquarter office in Miami, Florida is an office condominium owned by Marlenko Acquisitions, LLC. Director and Officer William Koppelmann, Secretary Margaret Ruiz and over 5% shareholder MaryLea Boatwright are the owners and managers of Marlenko Acquisitions, LLC. The Company pays Marlenko rent of $7,450 per month for the facility and pays utilities, taxes and maintenance on the facilities.

Loans to the Company by Officers and Directors

There are six directors and/or officers that have made loans to the company.  Our CEO, William Koppelmann has advanced loans to the corporation through various notes totaling $227,000, maturing between 2022 and 2024, at interest of 8%.  Mr. James Wall, director, has made advances of $133,000 that matures on June 30, 2021, at interest of 8%.  Mr. Carl Christian Hoechner, director, has made advances of $37,000 that maturing in 2021 and 2024, at interest of 8%. Mr. Robert Mattucci, Vice President, has made advances of $120,000, maturing in 2022 and 2024, at interest of 8%. Ms. Margaret Ruiz, Secretary, has made advances of $10,000, maturing on May 31, 2021, at interest of 8%. Mr. Brian Krogol, Vice President, has made advances of $50,000, maturing in 2024, at interest of 8%. All interest is paid on a monthly basis, in arrears and the company is current on its payments.

Review, Approval or Ratification of Transactions with Related Persons

The Board of Directors is responsible for reviewing related party transactions involving directors, executive officers and shareholders. In addition, our Board is responsible for approving all related party transactions between us and any officer, director or stockholder that would potentially require disclosure. The Company has a Business Ethics and Conduct Policy which requires that any potential conflicts of interest must be reported immediately to the Board of Directors, Chief Executive and the Company’s legal counsel.

Director Independence

The Company’s common stock is not listed on a national securities exchange. Therefore, the Company is not currently subject to director independence requirements. The Company has chosen to measure the independence of its directors under the definition of independence used by The Nasdaq Stock Exchange, LLC.  In determining independence, the Board reviews and seeks to determine whether directors have any material relationship with the Company, direct or indirect, which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board reviews business, professional, charitable and familial relationships of the directors in determining independence. Under such definition, the board of directors has determined that Carl Hoechner, Mark Kutner, MD, Samuel Konig, James Wall, Chris Perrucci, John Leavitt, and Scott Howell, MD, are independent directors.

ITEM 8.

LEGAL PROCEEDINGS.

The Company becomes involved in various legal proceedings and claims in the normal course of business. In management’s opinion, the ultimate resolution of these matters will not have a material effect on our financial position or results of operations. As of December 31, 2020, the Company is not a party to any legal proceedings.

ITEM 9.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

There is no established public trading market for our shares of common stock.  There are 2,905,016 shares of our common stock outstanding as of December 31, 2020. Of these outstanding shares 1,288,889 shares may be publicly sold pursuant to Rule 144 in unlimited public resales without the need to comply with any other Rule 144 requirements because the shares are held by non-affiliates of the Company who have met the one year holding period requirement. The remaining 1,616,127 shares of our outstanding common stock are considered to be restricted stock which can be sold pursuant to Rule 144 if the stockholder meets the required holding period, public information, the volume limitation requirement of Rule 144(c), the manner of sale requirement of Rule 144(f) and (g) and the notice of sale requirement of Rule 144(h).  As of December 31, 2020, none of the shares of our common stock held by our affiliates are eligible for resale under Rule 144.

Holders

As of December 31, 2020, we have 50 holders of our outstanding shares of common stock.

Dividends

We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

Securities authorized for issuance under equity compensation plans

As of December 31, 2020 the Company had authorized for issuance stock options and stock warrants for the purchase of the Company’s common stock. The Company authorized 300,000 stock options for the purchase of common stock under the 2019 Equity Incentive Plan, of which 187,400 were issued on March 1, 2020. The Company authorized 1,000,000 stock warrants, which were issued in two classes. On April 1, 2020, the Company issued 400,000 Class W4 warrants for the purchase of common stock with a purchase price of $4.00 per share. On April 1 2020, the Company issued 400,000 Class W12 warrants for the purchase of common stock with a purchase price of $12.00 per share.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES.

The following provides information concerning all sales of securities which we made within the last three years which were not registered under the Securities Act of 1933, as amended (the “Act”).

Preferred Stock Offering

Between April 1, 2020 and December 31, 2020, we issued 39,000 shares of Series A Convertible Stock to five accredited investors for $320,000 cash and $70,000 exchanged for an outstanding note payable for a total of $390,000. No broker dealer was involved in the sale of the shares and no commissions or other remuneration was paid in connection with these sales. The shares were issued in a private placement to accredited investors pursuant to an exemption from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. The shareholders who received the forgoing shares signed a subscription agreement acknowledging that the shares were not registered under the Act and could only be sold under a registration or exemption from registration. Each stockholder represented that he or she was an Accredited Investor as defined in SEC Regulation D. Each certificate for such shares contains a restrictive legend concerning the foregoing restrictions on transfer and a stop transfer order has been lodged against such shares. Each investor was offered access to our books and records and the opportunity to ask our officers questions and receive answers concerning the terms and condition of the offering and the Company.

Promissory Note Offering

Since the inception of SPFMC, the Company has relied on promissory notes privately-offered to individual investors as a consistent source of capital for business operations. Since December 31, 2017, the Company has issued 33 new promissory notes with an aggregate principal balance of $2,176,434 to 25 investors. The interest rates on these notes range from 6%-8% with interest paid monthly and a term of one-month to four years. The promissory notes auto-renew for the same term of the note if no written notification of expiration is received from the noteholder by ninety days prior to the original termination date. The Company believes the notes were issued pursuant to an exemption from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. No broker dealer was involved in the sale of the shares and no commissions or other remuneration was paid in connection with these sales.

Additionally, in March 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder, MaryLea Boatwright. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date bearing 8% interest. The Company retains the right to prepay the note at any time with no prepayment penalty.

Warrants to Purchase Common Stock

On April 1, 2020, the Company issued 800,000 of authorized warrants for the purchase of common stock that are split into two classes of warrants. The 400,000 Class W4 warrants are issued at $.001 Par Value and exercisable at a strike price of $4 for a period of five (5) years. The 400,000 Class W12 warrants are issued at $.001 Par Value and are exercisable at a strike price of $12 for a period of five (5) years. The outstanding warrants were issued on April 1, 2020, to designated Officers, Directors, and consultants with a total fair value of $27,200 on the grant date. The warrants vested immediately.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

The Company’s common stock, $.001 par value, is being registered by this Registration Statement on Form-10. As of December 31, 2020, the Company had 2,905,016 shares of common stock outstanding, and 99,000 shares of preferred stock outstanding. The following description of the Company’s capital stock is a summary and is qualified by the provisions of the Company’s Articles of Incorporation and Bylaws, a copy of which are exhibits to this registration statement. Our shares of common stock were held by 50 stockholders of record as of December 31, 2020.

Common Stock

We are authorized to issue 100,000,000 shares of Common Stock, $.001 par value. The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of our Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue up to 20,000,000 shares of preferred stock, $.001 par value, in one or more series and to determine the rights, privileges and limitations of the preferred stock. The rights, preferences, powers and limitations on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. As of the date of this registration statement we have 99,000 shares of Series A Convertible Preferred Stock outstanding.

Description of Series A Convertible Preferred Stock

Pursuant to its authority, our board of directors has designated 600,000 shares of the preferred stock that we now have authority to issue as the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) of which 99,000 shares have been duly and validly issued, fully paid and nonassessable. The Series A Preferred Stock is not subject to any sinking fund. We have no obligation to redeem the Series A Preferred Stock. The Series A Preferred Stock has a perpetual maturity and may remain outstanding indefinitely. Any Series A Preferred Stock converted, exchanged or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of preferred stock of no designated series.

Ranking

The Series A Preferred Stock ranks senior to the Company’s junior equity securities, including our common stock.

Dividends

The Series A Preferred Stock will accrue cumulative dividends at a rate of 7% per annum of the Liquidation Preference ($10.00 per share) whether or not dividends have been declared by the Board of Directors and whether or not there are profits, surplus or other funds available for the payment of such dividends. Such dividends are in preference to all other classes of stock junior in rank to the Series A Preferred Stock, including our common stock. No dividends may be authorized, declared or paid if an agreement relating to the Company or any subsidiary or affiliate of the Company prohibits such dividends on the Series A Preferred Stock.

Conversion

After the Common Stock of the Corporation has been sold in an underwritten public offering or is registered under Section 12 (b) or 12(g) of the Securities Exchange Act of 1934 and is regularly traded the NASDAQ Stock Market or New York Stock Exchange or is regularly quoted and traded on the over-the-counter market (a “Public Equity Event”), the Corporation shall have the right to convert, from time to time, and without payment of additional consideration, any or all of the outstanding shares of Series A Preferred Stock into such number of fully paid and nonassessable shares of Common Stock at a conversion price equal to eighty (80%) percent of the average of the closing of bid prices over the last twenty (20) Trading Days as reported by the principal U.S. registered securities exchange on which the Common Stock is so listed or quoted, or, if no closing bid price is reported, the last reported sale price on the principal U.S. registered securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. registered securities exchange, the last quoted closing bid price for the Common Stock in the U.S. over-the-counter market or, if the bid price is not available, the last reported sale price of the Common Stock in the U.S. over-the-counter market. Notwithstanding the foregoing the conversion price shall not be less than $5.00 per share, subject to adjustment for specified events.

Prior to a Public Equity Event the Company shall have the right to convert any outstanding shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock with the written approval of the holders of the Series A Preferred Stock to be so converted, subject to adjustment for specified events.

Adjustment of Conversion Price for Specified Events

The conversion price of the Series A Preferred Stock is subject to adjustment for specified events, including stock splits, reclassifications and exchanges, issuance of stock dividends, mergers and certain sales of assets.

Redemption Rights

At any time on or after two (2) years of issuance, the Company may redeem all or any part of the then outstanding Series A Preferred Stock for an amount in cash equal to 107% of the Liquidation Preference of the Series A Preferred Stock plus any accrued and unpaid dividends. Such redemption price is payable in 36 equal monthly installments plus interest at the rate of 7% per annum.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of the Series A Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series A Preferred Stock to the Liquidation Value the Series A Preferred Stock ($10.00 per share) plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any junior securities (including, without limitation, the common stock). Certain mergers or consolidations involving the Company or sales of all or substantially all of the capital stock or assets of the Company will be deemed to be a liquidation, dissolution or winding up of the Company unless the holders of a majority of the then outstanding Series A Preferred Stock elect not to treat such transactions as liquidation events.

Voting Rights

The Series A Preferred Stock votes together with the Common Stock as a single class with each outstanding share of Series A Preferred Stock entitled to one vote.

Protective Provisions

So long as the shares of Series A Preferred Stock on an as converted to Common Stock basis represent 25% or more of the Corporation’s outstanding capital stock, the Company shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) amend, alter, waive, repeal or modify any provision of its Articles of Incorporation or Bylaws of the Corporation so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, the Series A Preferred Stock;

(b) authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock;

(c) alter or change any rights, preferences or privileges of the Series A Preferred Stock; or

(d) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock.

Blank Check Preferred Stock

The availability of 20,000,000 authorized preferred stock for issuance under our articles of incorporation provides the board of directors with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows the Company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock will be available for issuance without further action by the Company’s shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt. As of December 31, 2020, the Company has designated 600,000 shares of preferred stock as Series A Convertible Preferred Stock, of which 99,000 shares has been issued.

ITEM 12.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Business Corporation Act (the “Florida Act”) provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation is entitled to indemnification of expenses actually and reasonably incurred in such defense.

Section 607.0850(1) and (2) of the Florida Act provides further that the corporation may indemnify an officer or director, and advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe such conduct was unlawful.

The Florida Act provides that a court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

Section 607.0850 of the Florida Business Corporation Act (Florida Statute) generally permits the Company to indemnify its directors, officers, employees or other agents who are subject to any third-party actions because of their service to the Company if such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company. If the proceeding is a criminal one, such person must also have had no reasonable cause to believe his conduct was unlawful. In addition, the Company may indemnify its directors, officers, employees or other agents who are subject to derivative actions against expenses and amounts paid in settlement which do not exceed, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, including any appeal thereof, actually and reasonably incurred in connection with the defense or settlement of such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. To the extent that a director, officer, employee or other agent is successful on the merits or otherwise in defense of a third-party or derivative action, such person will be indemnified against expenses actually and reasonably incurred in connection therewith. The Florida Statute also permits the Company to further indemnify such persons by other means unless a judgment or other final adjudication establishes that such person’s actions or omissions which were material to the cause of action constitute (1) a crime (unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it unlawful), (2) a transaction from which he derived an improper personal benefit, (3) an action in violation of Florida Statutes Section 607.0834 (relating to unlawful distributions to shareholders), or (4) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

In addition, Florida Statute Section 607.0831 provides, in general, that no director shall be personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his duties as a director, and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a circumstance under which the liability provisions of Florida Statute Section 607.0834 are applicable, (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Our Articles of Incorporation and our By-laws provide that the Company shall indemnify, to the fullest extent permitted by law, its officers and directors to the extent that any such person is made a party or threatened to be made a party or called as a witness or is otherwise involved in any action, suit, or proceeding in connection with his status as an officer or director of the Company. Such indemnification covers all expenses incurred by any officer or director (including attorneys’ fees) and all liabilities and losses (including judgments, fines and amounts to be paid in settlement) incurred thereby in connection with any such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers or other persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 Financial Statements and Exhibits of this registration statement.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

ITEM 15.

FINANCIAL STATEMENTS & EXHIBITS.

FINANCIAL STATEMENTS.

Consolidated Balance Sheets as of December 31, 2019 and 2018.

Consolidated Statement of Operations for the years ended December 31, 2019 and 2018.

Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2019 and 2018.

Consolidated Statement of Cash Flows for the years ended December 31, 2019 and 2018.

Condensed Consolidated Balance Sheets as of September 30, 2019 (Unaudited) and December 31, 2018.

Condensed Consolidated Statement of Operations for the Nine Months ended September 30, 2019 and 2018 (Unaudited).

Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months ended September 30, 2019 and 2018 (Unaudited).

Condensed Consolidated Statement of Cash Flows for the Nine Months ended September 30, 2019 and 2018 (Unaudited).

EXHIBITS.  Reference is made to the Exhibit Index following the signature page hereto, which Exhibit Index is hereby incorporated by reference into this item.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD PREMIUM FINANCE HOLDINGS, INC.

By:	/s/ William Koppelmann
William Koppelmann, President

Date: March 22, 2021

Exhibit Index

Exhibit Number	Description
2.1

Agreement of Share Exchange dated as of March 22, 2017 by and between Registrant, Standard Premium Finance Management Corporation and the shareholders of Standard Premium Finance Management Corporation.(1)

3.1	Articles of Incorporation of Registrant filed May 12, 2016.(1)
3.2	Articles of Amendment to Registrant’s Articles of Incorporation filed May 31, 2016.(1)
3.3	Articles of Amendment to Articles of Incorporation filed May 17, 2017.(1)
3.4	By-laws of Registrant.(1)
10.1*	2019 Equity Incentive Plan.(1)
10.2*	Form of Employee Incentive Stock Option Award Agreement.(1)
10.3(a)*	Form of Warrant to Purchase Common Stock. $4.00(1)
10.3(b)*	Form of Warrant to Purchase Common Stock. $12.00(1)
10.4*	Schedule of Warrants to Purchase Common Stock issued on April 1, 2020.(1)
10.5*	Consulting Agreement dated August 1, 2016 between Registrant and Bayshore Corporate Finance, LLC. (2)
10.6	Lease Agreement dated March 1, 2018 between Registrant and Marlenko Acquisitions, LLC.(1)
10.7*	Schedule of Employee Incentive Stock Options issued on March 1, 2020.(1)
10.8	Credit and Guaranty Agreement dated October 5, 2018 between Standard Premium Finance Management Corporation and Woodforest National Bank.(1)
10.9	Loan Agreement dated February 3, 2021 among Standard Premium Finance Management Corporation and First Horizon Bank. (2)
21	Subsidiaries of the Registrant.(1)

———————

*

Indicates a management contract or compensatory plan or arrangement.

(1)

Filed with original Form 10 on January 19, 2021.

(2)

Filed with Amendment No. 1 to Form 10 on March 2, 2021.

STANDARD PREMIUM FINANCE HOLDINGS, INC. AND SUBSIDIARY

Table of Contents

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of:

Standard Premium Finance Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Standard Premium Finance Holdings, Inc. and Subsidiary (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the two years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the two years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.

Certified Public Accountants

We have served as the Company’s auditor since 2019

Boynton Beach, Florida

June 2, 2020

Standard Premium Finance Holdings, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2019 and 2018

	December 31,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$345,607	$77,565
Premium finance contracts and related receivable, net	38,799,374	33,910,763
Prepaid expenses and other current assets	101,039	100,688
TOTAL CURRENT ASSETS	39,246,020	34,089,016

PROPERTY AND EQUIPMENT, NET	84,861	104,265
RIGHT TO USE ASSET - OPERATING LEASE	204,873	248,280

OTHER ASSETS
Notes receivable - related parties	—	324,459
Cash surrender value of life insurance, net of policy loan	475,907	146,816
Deferred tax asset	250,000	327,000
TOTAL OTHER ASSETS	725,907	798,275

TOTAL ASSETS	$40,261,661	$35,239,836

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Line of credit, net	$26,823,572	$21,489,533
Drafts payable	1,287,696	1,781,609
Note payable - current portion	880,576	1,466,198
Note payable - stockholders and related parties - current portion	930,400	185,000
Operating lease obligation - current portion	109,448	106,390
Accrued expenses and other current liabilities	833,762	811,282
TOTAL CURRENT LIABILITIES	30,865,454	25,840,012

LONG-TERM LIABILITIES
Notes payable, net of current portion	3,555,030	3,163,426
Note payable - stockholders and related parties, net of current portion	2,666,459	3,414,759
Operating lease obligation - net of current portion	95,425	141,890
TOTAL LONG-TERM LIABILITIES	6,316,914	6,720,075

TOTAL LIABILITIES	37,182,368	32,560,087

COMMITMENTS AND CONTINGENCIES (see Note 11)

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.001 per share; 20 million shares authorized, 600,000 shares designated as Series A - convertible, 60,000 issued and outstanding at December 30, 2019 and December 31, 2018, respectively	60	60
Common stock, par value $.001 per share; 100 million shares authorized, 3,505,016 and 3,505,016 shares issued and outstanding at December 30, 2019 and December 31, 2018, respectively	3,505	3,505
Additional paid in capital	2,672,399	2,672,399
Retained earnings	403,329	3,785
TOTAL STOCKHOLDERS' EQUITY	3,079,293	2,679,749

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$40,261,661	$35,239,836

See accompanying notes to the consolidated financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Consolidated Statement of Operations

For the Years Ended December 31, 2019 and 2018

	For the Year Ended
	December 31,
	2019	2018

REVENUES
Finance charges	$5,108,910	$4,549,778
Late charges	857,978	1,018,636
Origination fees	340,068	328,061

TOTAL REVENUES	6,306,956	5,896,475

OPERATING COSTS AND EXPENSES

Interest expense	1,905,041	1,920,087
Salaries and wages	1,247,605	1,188,358
Commission expense	833,559	697,368
Bad debts	535,010	365,767
Professional fees	190,592	312,606
Postage expense	126,679	127,080
Insurance expense	152,080	159,419
Other operating expenses	699,731	626,073

TOTAL COSTS AND EXPENSES	5,690,297	5,396,758

INCOME BEFORE INCOME TAXES	616,659	499,717

PROVISION FOR INCOME TAXES	122,968	140,617

NET INCOME	493,691	359,100

PREFFERED SHARE DIVIDENDS	42,000	42,000

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$451,691	$317,100

Net income per share attributable to common shareholders
Basic and Diluted	$0.13	$0.09

Weighted average common shares outstanding
Basic and Diluted	3,505,016	3,505,016

See accompanying notes to the consolidated financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2019 and 2018

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

BALANCE AT DECEMBER 31, 2017	60,000	$60	3,505,016	$3,505	$2,672,399	$(355,315)	$2,320,649

Net Income	—	—	—	—	—	359,100	359,100
BALANCE AT DECEMBER 31, 2018	60,000	$60	3,505,016	$3,505	$2,672,399	$3,785	$2,679,749

Common stock issued for services	—	—	—	—	—	—	—
Distributions (preferred shares)	—	—	—	—	—	(94,147)	(94,147)
Net Income	—	—	—	—	—	493,691	493,691
BALANCE AT DECEMBER 31, 2019	60,000	$60	3,505,016	$3,505	$2,672,399	$403,329	$3,079,293

See accompanying notes to the consolidated financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Consolidated Statement of Changes in Cash Flow

For the Years Ended December 31, 2019 and 2018

	For the Years Ended
	December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME	$493,691	$359,100
ADJUSTMENTS TO RECONCILE NET INCOME TO NET INCOME PROVIDED BY OPERATING ACTIVITIES:
Depreciation	35,749	37,705
Amortization of right to use asset operating lease	112,206	89,393
Provision/recovery for loss on premium finance contracts	535,010	365,767
Gain on sale of property and equipment	(4,000)	—
Provision for loan receivable - related party	29,792	—
Amortization of loan origination fees	82,198	130,550
Changes in operating assets and liabilities:
(Increase)/Decrease in premium finance contracts	(5,423,621)	(2,238,286)
(Increase)/Decrease in accounts receivable One Stop	—	569,163
(Increase)/Decrease in prepaid expenses and other current assets	30,630	(25,044)
(Increase)/Decrease in deferred tax asset, net	77,000	36,000
Increase/(Decrease) in drafts payable	(493,913)	146,148
Increase/(Decrease) in accounts payable and accrued expenses	35,441	237,384
Increase/(Decrease) in operating lease liability	(112,206)	(89,393)
Net cash used in operating activities	(4,602,023)	(381,513)

CASH FLOWS FROM INVESTING ACTIVITIES:
Issuance of notes receivable	—	(175,331)
Payments for life insurance policy	(329,092)	(750)
Repay loans - related parties	94,726	—
Purchases of property and equipment	(16,345)	(18,614)
Sale of property and equipment	4,000	—
Net cash used in investing activities	(246,711)	(194,695)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - stockholders and related parties	165,100	298,000
Repayments of notes payable - stockholders and related parties	(12,000)	(65,500)
Proceeds/(Repayments) of line of credit	5,251,841	(1,200,815)
Dividends distributions paid	(94,147)	—
Proceeds from notes payable - other	299,682	1,233,652
Repayment of notes payable - other	(493,700)	(279,500)
Net cash provided by (used in) financing activities	5,116,776	(14,163)

NET CHANGE IN CASH	268,042	(590,371)
CASH AT THE BEGINNING OF THE YEAR	77,565	667,936
CASH AT THE END OF THE YEAR	$345,607	$77,565

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$65,511	$142,407
Interest paid	$1,912,040	$1,789,537
NON-CASH INVESTING AND FINANCING TRANSACTION:
Acquisition of right to use asset - operating lease	$68,799	$337,673
Notes receivable offset against notes payable	$156,000	$—

See accompanying notes to the consolidated financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1. Principles of Consolidation and Description of Business

Standard Premium Finance Holdings, Inc. (“SPFH” or the “Holding”) was incorporated on May 12, 2016, pursuant to the laws of the State of Florida. SPFH issued 100,000 shares of common stock to its founder with a fair value of $100 in exchange for services provided.

Standard Premium Finance Management Corporation (“SPFMC” or the “subsidiary”) was incorporated on April 23, 1991, pursuant to the laws of the State of Florida, to engage principally in the insurance premium financing business. The Subsidiary is a licensed insurance premium finance company in Florida, Georgia, North Carolina, South Carolina, Tennessee, Texas and Arizona.

On March 22, 2017, SPFH entered into an agreement of share exchange with SPFMC and the shareholders of SPFMC common stock to facilitate the formation of SPFH that will own all of the issued and outstanding shares of SPFMC. The shareholders of SPFMC agreed to exchange SPFMC common stock for newly issued shares of SPFH common stock. For accounting purposes, this transaction is being accounted for as a merger of entities under common control and has been treated as a recapitalization of SPFH with SPFMC as the accounting acquirer. The historical financial statements of the accounting acquirer became the financial statements of the Company. We did not recognize goodwill or any intangible assets in connection with the transaction.

The accompanying consolidated financial statements include the accounts of SPFH and its wholly-owned subsidiary SPFMC. SPFH and its subsidiary are collectively referred to as (“the Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Revenue Recognition

Finance charges on insurance premium installment contracts are initially recorded as unearned interest and are credited to income monthly over the term of the finance agreement. For Florida, Georgia, North Carolina and Texas contracts, an initial service fee of $20 per contract and the first month’s interest are recognized as income at the inception of a contract. The same treatment is applied to the $15 initial service fee and first month’s interest in South Carolina. The initial $20 per contract fee can only be charged once to an insured in a twelve-month period. In accordance with industry practice, finance charges are recognized as income using the “Rule of 78s” method of amortizing finance charge income, which does not materially differ from the interest method of amortizing finance charge income on short term receivables. Late charges are recognized as income when charged. Unearned interest is netted against Premium Finance Contracts and Related Receivables on the balance sheet for reporting purposes.

Premium Finance Contracts and Related Receivable

The Company finances insurance premium on policies for the transportation industry and other commercial enterprises. The term of each contract varies from 3 to 12 monthly payments. Repayment terms are structured such that the contracts will be repaid within the term of the underlying insurance policy, generally less than one year. The contracts are secured by the unearned premium of the insurance carrier which is obligated to pay the Company any unearned premium in the event the insurance policy is cancelled pursuant a power of attorney contained in the finance contract. As of December 31, 2019 and 2018, the amount of unearned premium on open and cancelled contracts totaled $50,181,557 and $44,844,958, respectively. The annual percentage interest rates on new contracts averaged approximately 16% during both years ended December 31, 2019 and 2018.

Allowance for Doubtful Accounts

The carrying amount of the Premium Finance Contracts (“Contracts”) is reduced by an allowance for losses that are maintained at a level which, in management’s judgment, is adequate to absorb losses inherit in the Contracts. The amount of the allowance is based upon management’s evaluation of the collectability of the Contracts, including the nature of the accounts, credit concentration, trends, and historical data, specific impaired Contracts, economic conditions, and other risks inherent in the Contracts. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recovery.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

2. Summary of Significant Accounting Policies (Continued)

In addition, specific allowances are established for accounts over 120 days. Individual contracts are written off against the allowance when collection of the individual contracts appears doubtful. The collectability of outstanding and cancelled contracts is generally secured by collateral in the form of the unearned premiums on the underlying policies and accordingly historical losses tend to be relatively small. The collectability of amounts due from agents is determined by the financial strength of the agency.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment 5 - 7 years

Computer equipment and software 3 - 5 years

Leasehold improvements 10 years

Amortization of Loan Origination Costs

Amortization of loan origination costs is computed using the straight-line method over the life of the loan agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions used in valuation of deferred tax assets, allowance for doubtful accounts and depreciable lives of property and equipment.

Concentration of Credit and Financial Instrument Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable from customers, agents, and insurance companies. The Company maintains its cash balances at one bank. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances are approximately $722,694 and $179,484 at December 31, 2019 and 2018, respectively. The Company mitigates this risk by maintaining its cash balances at a high-quality financial institution. The following table provides a reconciliation between uninsured balances and cash per the balance sheet:

	December 31, 2019	December 31, 2018
Uninsured Balance	$722,694	$179,484
Plus: Insured balances	250,000	250,000
Plus: Balances at other institutions that do not exceed FDIC limit	3,361	122,800
Less: Outstanding checks	(630,448)	(474,719)
Cash per Balance Sheet	$345,607	$77,565

The Company controls its credit risk in accounts receivable through credit standards, limits on exposure, by monitoring the financial condition of insurance companies, by adhering to statutory cancellation policies, and by monitoring and pursuing collections from past due accounts. We cancel policies at the earliest permissible date allowed by the statutory cancellation regulations.

Approximately 53% of the Company’s business activity is with customers located in Florida for both 2019 and 2018. There were no other significant regional, industrial or group concentrations during the year ended December 31, 2019 and 2018.

Cash Surrender Value of Life Insurance

The Company is the owner and beneficiary of a life insurance policy on its president. The cash surrender value relative to the policy in place net of a policy loan of $0 and $291,133, respectively at December 31, 2019 and 2018 was $475,907 and $146,816, respectively. During the years ended December 31, 2019 and 2018, the Company incurred interest expense of $1,405 and $11,008 respectively in connection with this loan, included in interest expense in the accompanying consolidated statement of operations.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company’s carrying amounts of financial instruments as defined by Financial Accounting Standards Board (“FASB”) ASC 825, “Disclosures about Fair Value of Financial Instruments”, including finance contract and related receivables, prepaid expenses, drafts payable, accrued expenses and other current liabilities, approximate their fair value due to the relatively short period to maturity for these instruments. The fair value of notes receivable, the line of credit and long-term debt are based on current rates at which the Company could borrow funds with similar remaining maturities and the carrying value approximates fair value.

Income Taxes

Effective January 1, 2017, SPFM elected to change its tax status from an S Corporation to a C Corporation for income tax purposes. In connection with the agreement of share exchange executed on March 22, 2017 (see Note 1), SPFM became a wholly-owned subsidiary of SPFH, and as a result, SPFH will file a consolidated US income tax return for the years ended 2019 and 2018.

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to its consolidated financial position, results of operations or cash flows were required as of December 31, 2019 and 2018.

The SPFM tax returns for the year ended December 31, 2016 thru 2019 remain subject to examination by federal and state tax jurisdictions. No income tax returns are currently under examination by taxing authorities. SPFM recognize interest and penalties, if any, related to uncertain tax positions in income tax expense. SPFM did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2019 and 2018.

Recent Accounting Pronouncements

In April 2016, the FASB issued ASU 2016–10 Revenue from Contract with Customers (Topic 606): identifying Performance Obligations and Licensing. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. Topic 606 includes implementation guidance on (a) contracts with customers to transfer goods and services in exchange for consideration and (b) determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The amendments in this Update are intended render more detailed implementation guidance with the expectation to reduce the degree of judgement necessary to comply with Topic 606. There was no material impact associated with its adoption.

In May 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-09, Compensation- Stock Compensation (Topic 718) Clarifying share-based payment modification guidance. The amendments in this update clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date, with early adoption permitted. We have adopted the provisions of this ASU effective January 1, 2018. There was no material impact associated with its adoption.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

3. Premium Finance Contracts, Related Receivable and Allowance for Doubtful Accounts

Premium Finance Contracts and Related Receivable represent monthly payments due on insurance premium finance contracts. The Company finances insurance policies over periods from three months to one year for businesses and consumers who make an initial down payment of, on average, 25 percent of the insurance policy amounts. The entire amount of the contract is recorded including amounts due for finance charges and services charges. These receivables are reported net of unearned interest for financial statements purposes. Amounts due from agents represent balances related to (1) an agent’s unearned commission due to a policy cancellation and (2) down payments collected by the agents on behalf of the insured, which are due to us. Receivables from insurance premium finance contracts cancelled are due from the insurance companies.

At December 31, 2019 and 2018, premium finance contract and agents’ receivable consists of the following:

Description	2019	2018

Insurance premium finance contracts outstanding	$36,376,185	$31,494,613
Insurance premium finance contracts cancelled	3,433,680	3,535,127
	39,809,865	35,029,740
Amounts due from agents	951,595	915,770
Less: Unearned interest	(1,176,554)	(1,042,594)
	39,584,906	34,902,916
Less: Allowance for doubtful accounts	(785,532)	(992,153)

Total	$38,799,374	$33,910,763

The allowance for doubtful accounts at December 31, 2019 and December 31, 2018 are as follows:

Allowance for premium finance contracts	$606,236	$802,153
Allowance for amounts due from agents	179,296	190,000

Total allowance for doubtful accounts	$785,532	$992,153

Activity in the allowance for doubtful accounts for the year ended December 31, 2019 and December 31, 2018 are as follows:

Balance, at the beginning of the year	$992,153	$1,400,102
Current year provision	1,135,000	875,000
Direct write-downs charged against the allowance	(1,533,449)	(1,973,368)
Recoveries of amounts previously charged off	191,828	690,419

Balance at end of the year	$785,532	$992,153

The Company maintains its allowance at gross amounts, which includes allowances for write-offs of unearned revenues. Provisions and write-offs per the footnote table above are displayed at gross amounts, which include provisions and write-offs of unearned revenues. These write-offs are appropriately split between the principal (i.e. bad debt expense) and interest/fee (i.e. contra-revenue) portions on the income statement. The following table shows a reconciliation between the total provision per the footnote and bad debt expense on the income statement:

	December 31, 2019	December 31, 2018
Total Provision per footnote table	$1,135,000	$875,000
Less: Contra-revenues	(599,990)	(509,233)
Bad Debt Expense per the Consolidated Statement of Operations	$535,010	$365,767

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

4. Property and Equipment, Net

At December 31, 2019 and 2018, the Company’s property and equipment consists of the following:

	2019	2018

COMPUTER SOFTWARE	$25,507	$25,507
AUTOMOBILE	59,076	79,892
FURNITURE & FIXTURES	14,273	13,117
LEASEHOLD IMPROVEMENTS	116,811	109,612
COMPUTER EQUIPMENT	54,241	46,251

Property and equipment	269,908	274,379

Accumulated depreciation	(185,047)	(170,114)

Property and equipment, net	$84,861	$104,265

The Company recorded depreciation expense of $35,749 and $37,705, respectively for the years ended December 31, 2019 and 2018.

5. Advances to Shareholders, Officers and Directors

The Company has made certain advances to its officers, a creditor, third parties related to the Company through common shareholders, our landlord and an employee, collectively identified as related parties. These advances were not formalized in writing, have no stated maturity, do not be bear interest and are uncollateralized. As of December 31, 2019 and 2018 the amounts advanced were $0 and $324,459, respectively.

6. Leases

The Company elected to early adopt the provision of ASU 2016-02, “Leases”. The Company elected the optional transition method and practical expedient to apply the standard as of the adoption date which is January 1, 2018 and therefore, the Company has not applied the standard to the comparative periods presented on the consolidated financial statements. The Company recorded an operating right of use assets and operating lease liability on January 1, 2018 related to our lease agreement for our secure computer facility in Miami, Florida, and our copier equipment, which were already in operation. On March 1, 2018, we recorded an operating right of use assets and operating lease liability on our lease agreement for our office facility in Miami Florida. The previous office lease was not included in the adoption as it was terminated on February 28, 2018.

Office lease – On March 1, 2018, the Company entered into a two (2) year lease for an office facility located in Miami Florida with an entity controlled by our CEO and related parties. The lease has a one-time renewal option for one year which management is reasonably certain will be exercised. The lease is $7,450 per month and expires in February 2021, including the renewal option.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

6. Leases (continued)

Secure facility lease – On September 11, 2017, the Company entered into a five (5) year lease for a secure facility located in Miami Florida. The lease has a no renewal option. The lease is $1,233 per month and expires in August 2022.

Copier lease – On February 5, 2015, the Company entered into a sixty-three (63) month lease for copier equipment. The lease has no renewal option. The lease is $1,057 per month and expires in June 2020. On October 14, 2019 the foregoing copier lease was replaced with a new copier lease. The right to use asset and lease liability at inception on the replacement copier lease was $68,799. The replacement copier lease is $1,116 per month and expires October 14, 2024 with a one year renewal option which the Company expects to exercise.

Operating right of use assets and operating lease liabilities of $337,673 were recognized at the adoption date. Operating lease liability represents the present value of lease payments not yet paid. Operating right of use asset represent our right to use an underlying asset and are based upon the operating lease liability adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. The Company used our incremental borrowing rate of 5.25% to determine the present value of lease payments not yet paid. For the years ended December 31, 2019 and 2018, the total operating lease costs was $118,064 and $101,988, respectively.

Supplemental balance sheet information related to leases was as follows:

		December 31,
Operating Leases	Classification	2019	2018
Right-of-use assets	Operating lease assets	$204,873	$248,280

Current lease liability	Current operating lease liability	109,448	106,390
Non-current lease liability	Long-term operating lease liability	95,425	141,890
Total lease liabilities		$204,873	$248,280

Lease term and discount rate were as follows:

	December 31,
	2019	2018
Weighted average remaining lease term (years)	2.98	2.30
Weighted average discount rate	5.25%	5.25%

Supplemental disclosures of cash flow information related to leases were as follows:

	December 31,
	2019	2018
Cash paid for operating lease liabilities	$118,064	$101,988
Operating lease assets obtained in exchange for operating lease liabilities	68,799	248,280

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

6. Leases (continued)

Maturities of lease liabilities were as follows as of December 31, 2019:

2019	$117,595
2020	43,089
2021	23,256
2022	13,392
2023	13,392
2024	11,160
Thereafter	—
Total lease payments	221,884
Less: imputed interest	(17,011)
Present value of lease liabilities	$204,873

As of December 31, 2019 and 2018, operating lease payments includes $100,567 and $86,915, respectively of cost related to options to extend lease terms that are reasonably certain of being exercised.

7. Drafts Payable

Drafts payable outstanding represent unpaid drafts that have not been disbursed by the bank as of December 31, 2019 and 2018, on insurance premium finance contracts received by the Company prior to December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the draft payable balances are $1,287,696 and $1,781,609, respectively.

8. Line of Credit

Relationship with Woodforest National Bank (“WNB”)

On October 5, 2018, the Company entered into an exclusive twenty-four month loan agreement with Woodforest National Bank for a revolving line of credit in the amount of $25,000,000. The Company recorded $164,396 of loan origination costs. On July 30, 2019, the Company’s line of credit was modified to $27,500,000, maturing October 5, 2020. The interest rate is the 30 day Libor plus 2.75% per annum. The advance rate is 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by the six majority stockholders of the Company.

At December 31, 2018, the advance rate was 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by our CEO and four significant stockholders of the Company. The line of credit bears interest at 30 Day Libor plus 2.75% per annum (5.09% at December 31, 2018). As of December 31, 2018, the amount of principal outstanding on the line of credit was $21,633,380 and is reported on the balance sheet net of $143,847 of unamortized loan origination fees.

Interest expense on this line of credit for 2018 totaled approximately $269,000. The Company recorded amortized loan origination fee in 2018 of $20,550.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

8. Line of Credit (continued)

At December 31, 2019, the advance rate was 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by our CEO and four significant stockholders of the Company. The line of credit bears interest at 30 Day Libor plus 2.75% per annum (4.46% at December 31, 2019). As of December 31, 2019, the amount of principal outstanding on the line of credit was $26,885,221 and is reported on the balance sheet net of $61,649 of unamortized loan origination fees. Interest expense on this line of credit for 2019 totaled approximately $1,231,000. The Company recorded amortized loan origination fee in 2019 of $82,198.

The Company’s agreement with the WNB contained certain financial covenants and restrictions. Under these restrictions, all the Company’s assets are pledged to secure the line of credit, the Company must maintain certain financial ratios such as an adjusted tangible net worth ratio, interest coverage ratio and senior leverage ratio. The loan agreement also provides for certain covenants such as audited financial statements, notice of change of control, budget, permission for any new debt, copy of filings with regulatory bodies, minimum balances. Management believes it was in compliance with the applicable debt covenants as of December 31, 2019 and 2018.

9. Note Payable – Others

At December 31, 2019 and 2018, the balances of long-term unsecured notes to unrelated parties are as follows:

	2019	2018
Total notes payable - Others	$4,435,606	$4,629,624
Less current maturities	(880,576)	(1,466,198)

	$3,555,030	$3,163,426

Scheduled future maturities of notes payable are as follows:

Year ended
2020	$880,576
2021	1,766,822
2022	1,004,849
2023	170,500
2024 and beyond	612,859

$4,435,606

These are notes payable to individuals. The notes are interest payable monthly, ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through December 31, 2025. The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions within 90 days prior to the expiration date. Interest expense on these notes totaled approximately $292,000 and $262,000 during the year ended December 31, 2019 and 2018.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

10. Note Payable – Stockholders and Related Parties

At December 31, 2019 and 2018, the balances of long-term notes payable to stockholders and related parties are as follows:

	2019	2018
Total notes payable - Related parties	$3,596,859	$3,599,759
Less current maturities	(930,400)	(185,000)

	$2,666,459	$3,414,759

Scheduled future maturities of notes payable are as follows:

Year ended
2020	$930,400
2021	584,302
2022	1,796,157
2023	247,000
2024 and beyond	39,000

$3,596,859

These are notes payable to stockholders and related parties. The notes are interest payable monthly ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through September 30, 2024. The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions within 90 days prior to the expiration date. Interest expense on these notes totaled approximately $287,000 and $280,000 during the year ended December 31, 2019 and 2018.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

11. Income Taxes

The provision for income taxes for the years ended December 31, 2019 and 2018, consisted of the following:

	2019	2018
Statutory rate applied to income (loss) before income taxes	$151,237	$115,000
Increase in income taxes results from:
Temporary differences	(32,090)	25,617
Non-deductible expenses	3,821	—
Change in valuation allowance	—	—

Income tax expense (benefit)	$122,968	$140,617

	2019	2018
Income tax benefit at US statutory rate of 21%	21.00%	21.00%
Income tax benefit - state	3.63%	3.63%
Non-deductible expense	0.00%	0.00%
Change in temp differences	-4.69%	3.51%
Change in valuation allowance	0.00%	0.00%

Income tax expense (benefit)	19.94%	28.14%

	2019	2018
Deferred tax assets:
Allowance for uncollectible	$250,000	$295,000
Operating loss carryforwards	—	32,000
Gross deferred tax assets	250,000	327,000
Valuation allowance	—	—

Net deferred tax assets	$250,000	$327,000

12. Equity

Preferred Stock

As of December 31, 2019 and 2018, the Company was authorized to issue 20 million shares of preferred stock with a par value of $0.001 per share, of which 600,000 shares had been designated as Series A convertible and 60,000 shares had been issued and are outstanding.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

12. Equity (continued)

In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $10 for each share of preferred stock, plus all unpaid dividends that have been accrued, accumulated or declared. The Company may redeem the preferred stock from the holders at any time following the second anniversary of the closing of the original purchase of the preferred stock. The Company shall also have the right to convert any or all of the preferred stock into common stock at a 20% discount to the market price of common shares with written approval of the stockholder.

Holders of preferred stock are entitled to receive preferential cumulative dividends, only if declared by the board of directors, at a rate of 7% per annum per share of the liquidation preference amount of $10 per share. During the year ended December 31, 2019, the Board of Directors has declared and paid dividends on the preferred stock of $94,147. No preferred dividends were declared or paid in 2018. As of December 31, 2019, preferred dividends are in arrears by $10,500 but were declared and paid in January 2020.

Common Stock

As of December 31, 2019 and 2018, the Company was authorized to issue 100 million shares of common stock with a par value of $0.001 per share, of which 3,505,016 shares were issued and outstanding.

13. Employee Benefit Plan

The Company maintains a qualified retirement profit sharing plan, which covers substantially all employees. Employees ratably vest in the plan over six years and the Company’s contributions to the plan are discretionary. A plan contribution of $36,000 and $11,000 was made for the year ended December 31, 2019 and 2018, respectively.

14. Related Party Transactions

The Company has engaged in transactions with related parties primarily shareholders, officers and directors and their relatives that involve financing activities and services to the Company. The following discussion summarizes its activities with related parties.

Advances to shareholders, officers and directors

As discussed in Note 5, the Company has made certain advances to its officers, a creditor, third parties related to the Company through common shareholders, our landlord and an employee, collectively identified as related parties. As of December 31, 2019 and 2018 the amounts advanced were $0 and $324,459, respectively.

Office lease

As discussed in Note 6 the Company entered into a five year lease for its office space in Miami, FL with a entity that is controlled by our CEO and related parties. The Company leases approximately 3,000 square feet of office space.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

14. Related Party Transactions (continued)

Line of credit

As discussed in Note 8, the Company secured its primary financing in part through the assistance of our CEO and several significant shareholders who guaranteed the loan to the financial institution. The current line of credit with Woodforest National Bank was initiated at $25,000,000 and was increased to $27,500,000 in July 2019.

Notes payable

As discussed in Note 9, the Company has been advanced funds by its shareholders. As of December 31, 2019 and 2018 the amounts advanced were $3,596,859 and $3,599,759, respectively.

15. Commitments and Contingencies

From time-to-time, we may be involved in litigation or be subject to claims arising out of our operations or content appearing on our websites in the normal course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on our company because of defense and settlement costs, diversion of management resources and other factors.

16. Subsequent Events

In preparing the consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through June 2, 2019, the date that the consolidated financial statements were available to be issued.

Subsequent to December 31, 2019, the Company repaid $80,000 of notes payable.

On March 1, 2020, the Company issued 187,400 stock options to employees under the terms of the 2019 Equity Incentive Plan. The impact on future earnings from this transaction is a total of $69,338, which will be amortized over 24 months.

On March 30, 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date and bears 8% interest per annum. The Company retains the right to prepay the note at any time with no prepayment penalty.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

16. Subsequent Events (continued)

On April 1, 2020, the Company issued 800,000 of previously authorized warrants for the purchase of common stock that are split into two classes of warrants. The 400,000 Class W4 warrants are issued at $.001 Par Value and exercisable at a strike price of $4 for a period of five (5) years. The 400,000 Class W12 warrants are issued at $.001 Par Value and are exercisable at a strike price of $12 for a period of five (5) years. The Class W4 and Class W12 warrants also have a callable feature or "Redemption Clause" through a "Warrant Call," whereby SPFH may call the exercise of either or both classes of warrants (Class W4 and/or Class W12 warrants) after a period of one year from issuance. Should the Board of Directors choose to use the Warrant Call, holders of the warrants would have 30 calendar days to exercise. Holdings would redeem the called warrants by issuing the redeemed shares, while warrants not exercised within 30 calendar days would be purchased at a redemption price of $0.10 per warrant. A Call by the Company would be made by making a "Warrant Call" (the Redemption Clause) of either or both classes of warrants, notifying the owners through registered mail and publishing publicly through a press release using one or several recognized national financial publications (such as the Dow Jones wire service, EDGAR, Yahoo Finance, Bloomberg News, as well as reporting the Call to the SEC under the Act of 1934).

In April 2020, the Company raised capital of $100,000 through issuance of 10,000 shares of its Series A Convertible Preferred Stock

On April 21, 2020, the Company received a $271,000 loan from Woodforest Bank through the Paycheck Protection Program (PPP) of the Small Business Administration. The note matures on April 21, 2022 with a fixed interest rate of 1.0%. All interest and principal payments are deferred six months with payments of $15,251 occurring each month for the months of November 2020 to April 2022. However, loans under the PPP may be partially or fully forgiven after eight weeks if conditions related to the use of funds are met.

In the early months of 2020, the novel coronavirus COVID-19 became a worldwide pandemic. It is impossible to predict the effect of the continued spread of the coronavirus. Should the coronavirus continue to spread or not be contained where there are current outbreaks, our business, financial condition and results of operations could be negatively impacted. Through June 2, 2020, the Company has not seen any material changes to its results of operations due to COVID-19. Furthermore, the Company efficiently rolled out a “work-from-home” policy, purchasing and re-locating equipment to allow employees to safely continue their work.

Standard Premium Finance Holdings, Inc. and Subsidiary

Condensed Consolidated Balance Sheets

September 30, 2020 (Unaudited) and December 31, 2019

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$354,226	$345,607
Premium finance contracts and related receivable, net	40,583,089	38,799,374
Prepaid expenses and other current assets	168,127	101,039
TOTAL CURRENT ASSETS	41,105,442	39,246,020

PROPERTY AND EQUIPMENT, NET	71,700	84,861
RIGHT TO USE ASSET - OPERATING LEASE	120,138	204,873

OTHER ASSETS
Cash surrender value of life insurance, net of policy loan	509,004	475,907
Deferred tax asset	270,000	250,000
TOTAL OTHER ASSETS	779,004	725,907

TOTAL ASSETS	$42,076,284	$40,261,661

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Line of credit	$27,407,667	$26,823,572
PPP Loan - current portion	15,022	—
Drafts payable	1,409,557	1,287,696
Accrued expenses and other current liabilities	1,019,958	833,762
Note payable - current portion	1,305,681	880,576
Note payable - stockholders and related parties - current portion	627,302	930,400
Operating lease obligation - current portion	57,801	109,447
TOTAL CURRENT LIABILITIES	31,842,988	30,865,453

LONG-TERM LIABILITIES
PPP Loan, net of current portion	255,978	—
Notes payable, net of current portion	2,806,491	3,555,030
Note payable - stockholders and related parties, net of current portion	3,632,991	2,666,459
Operating lease obligation - net of current portion	62,337	95,425
TOTAL LONG-TERM LIABILITIES	6,757,797	6,316,914

TOTAL LIABILITIES	38,600,785	37,182,368

COMMITMENTS AND CONTINGENCIES (see Note 11)

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.001 per share; 20 million shares authorized, 600,000 shares designated as Series A - convertible, 99,000 and 60,000 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	99	60
Common stock, par value $.001 per share; 100 million shares authorized, 2,905,016 and 3,505,016 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	2,905	3,505
Additional paid in capital	2,630,384	2,672,399
Retained earnings	842,111	403,329
TOTAL STOCKHOLDERS' EQUITY	3,475,499	3,079,293

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,076,284	$40,261,661

See accompanying notes to the condensed consolidated unaudited financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

	For the Nine Months Ended
	September 30,
	2020	2019

REVENUES
Finance charges	$3,926,674	$3,765,066
Late charges	644,930	629,777
Origination fees	237,105	267,183

TOTAL REVENUES	4,808,709	4,662,026

OPERATING COSTS AND EXPENSES

Interest expense	1,294,606	1,426,882
Salaries and wages	1,030,312	916,602
Commission expense	620,129	647,026
Bad debts	389,580	392,583
Professional fees	134,231	200,900
Postage expense	94,121	95,613
Insurance expense	117,735	106,620
Other operating expenses	498,343	534,110

TOTAL COSTS AND EXPENSES	4,179,057	4,320,336

INCOME BEFORE INCOME TAXES	629,652	341,690

PROVISION FOR INCOME TAXES	157,620	2,611

NET INCOME	472,032	339,079

PREFFERED SHARE DIVIDENDS	33,250	31,500

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$438,782	$307,579

Net income per share attributable to common shareholders
Basic and Diluted	$0.14	$0.09

Weighted average common shares outstanding
Basic and Diluted	3,102,096	3,505,016

See accompanying notes to the condensed consolidated unaudited financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

					Additional		Total
	Series A Preferred Stock		Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2018	60,000	$60	3,505,016	$3,505	$2,672,399	$3,785	$2,679,749
Distributions (preferred shareholders)	—	—	—	—	—	(83,647)	(83,647)
Net Income	—	—	—	—	—	339,079	339,079
Balance at September 30, 2019 (Unaudited)	60,000	$60	3,505,016	$3,505	$2,672,399	$259,217	$2,935,181

					Additional		Total
	Series A Preferred Stock		Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2019	60,000	$60	3,505,016	$3,505	$2,672,399	$403,329	$3,079,293
Series A Convertible Preferred Stock issued for cash and exchanged for note payable	39,000	39	—	—	389,961	—	390,000
Debt issued to retire stock	—	—	(600,000)	(600)	(479,400)	—	(480,000)
Options and warrants issued for services	—	—	—	—	47,424	—	47,424
Distributions (preferred shareholders)	—	—	—	—	—	(33,250)	(33,250)
Net Income	—	—	—	—	—	472,032	472,032
Balance at September 30, 2020 (Unaudited)	99,000	$99	2,905,016	$2,905	$2,630,384	$842,111	$3,475,499

See accompanying notes to the condensed consolidated unaudited financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Condensed Consolidated Statement of Changes in Cash Flow

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

	For the Nine Months Ended
	September 30,
	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES:
NET INCOME	$472,032	$339,079
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:
Depreciation	19,547	26,510
Amortization of right to use asset operating lease	84,734	79,267
Amortization of loan origination fees	61,649	61,648
Bad debt expense	389,580	408,024
Options issued for services	20,224	—
Warrants issued for services	27,200	—
Changes in operating assets and liabilities:
(Increase)/Decrease in premium finance contracts	(2,173,295)	(6,445,701)
(Increase)/Decrease in prepaid expenses and other current assets	(67,087)	(129,839)
(Increase)/Decrease in deferred tax asset, net	(20,000)	26,600
Increase/(Decrease) in drafts payable	121,861	325,638
Increase/(Decrease) in accounts payable and accrued expenses	186,195	58,402
Increase/(Decrease) in operating lease liability	(84,734)	(79,268)
Net cash used in operating activities	(962,094)	(5,329,640)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repay loans from life insurance policy	(33,097)	(322,499)
Repay notes receivable - related parties	—	123,226
Purchases of property and equipment	(6,386)	(14,430)
Net cash used in investing activities	(39,483)	(213,703)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - stockholders and related parties	80,000	125,100
Repayments of notes payable - stockholders and related parties	—	(12,000)
Proceeds from PPP Loan	271,000	—
Proceeds from line of credit	522,446	5,389,579
Dividend distributions paid	(33,250)	(83,647)
Proceeds from notes payable - other	150,000	289,682
Repayment of notes payable - other	(300,000)	(230,000)
Proceeds from sale of preferred stock	320,000	—
Net cash provided by financing activities	1,010,196	5,478,714

NET CHANGE IN CASH	8,619	(64,629)
CASH AT THE BEGINNING OF THE PERIOD	345,607	77,565
CASH AT THE END OF THE PERIOD	$354,226	$12,936

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$271,284	$65,511
Interest paid	$1,210,168	$1,445,973
NON-CASH INVESTING AND FINANCING TRANSACTION:
Debt issued to retire common stock	$480,000	$—
Debt exchanged for Series A convertible preferred stock	$70,000	$—
Notes receivable offset against notes payable	$—	$156,000

See accompanying notes to the condensed consolidated unaudited financial statements

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

1. Principles of Consolidation and Description of Business

Standard Premium Finance Holdings, Inc. (“SPFH” or the “Holding”) was incorporated on May 12, 2016, pursuant to the laws of the State of Florida. SPFH issued 100,000 shares of common stock to its founder with a fair value of $100 in exchange for services provided.

Standard Premium Finance Management Corporation (“SPFMC” or the “subsidiary”) was incorporated on April 23, 1991, pursuant to the laws of the State of Florida, to engage principally in the insurance premium financing business. The Subsidiary is a licensed insurance premium finance company in Florida, Georgia, North Carolina, South Carolina, Tennessee, Texas and Arizona.

On March 22, 2017, SPFH entered into an agreement of share exchange with SPFMC and the shareholders of SPFMC common stock to facilitate the formation of SPFH that will own all of the issued and outstanding shares of SPFMC. The shareholders of SPFMC agreed to exchange SPFMC common stock for newly issued shares of SPFH common stock. For accounting purposes, this transaction is being accounted for as a merger of entities under common control and has been treated as a recapitalization of SPFH with SPFMC as the accounting acquirer. The historical financial statements of the accounting acquirer became the financial statements of the Company. We did not recognize goodwill or any intangible assets in connection with the transaction.

The accompanying condensed consolidated financial statements include the accounts of SPFH and its wholly-owned subsidiary SPFMC. SPFH and its subsidiary are collectively referred to as (“the Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements (unaudited), which include the accounts of Standard Premium Finance Holdings, Inc. and its wholly-owned subsidiary, have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2019.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements of Standard Premium Finance Holdings, Inc. and its wholly-owned subsidiary for the fiscal year ended December 31, 2019, have been omitted.

Cash and Cash Equivalents

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents at September 30, 2020 and December 31, 2019.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Finance charges on insurance premium installment contracts are initially recorded as unearned interest and are credited to income monthly over the term of the finance agreement. For Florida, Georgia, North Carolina and Texas contracts, an initial service fee of $20 per contract and the first month’s interest are recognized as income at the inception of a contract. The same treatment is applied to the $15 initial service fee and first month’s interest in South Carolina. The initial $20 per contract fee can only be charged once to an insured in a twelve-month period. In accordance with industry practice, finance charges are recognized as income using the “Rule of 78s” method of amortizing finance charge income, which does not materially differ from the interest method of amortizing finance charge income on short term receivables. Late charges are recognized as income when charged. Unearned interest is netted against Premium Finance Contracts and Related Receivables on the balance sheet for reporting purposes.

Premium Finance Contracts and Related Receivable

The Company finances insurance premium on policies for the transportation industry and other commercial enterprises. The term of each contract varies from 3 to 12 monthly payments. Repayment terms are structured such that the contracts will be repaid within the term of the underlying insurance policy, generally less than one year. The contracts are secured by the unearned premium of the insurance carrier which is obligated to pay the Company any unearned premium in the event the insurance policy is cancelled pursuant a power of attorney contained in the finance contract. As of September 30, 2020 and December 31, 2019, the amount of unearned premium on open and cancelled contracts totaled $53,825,496 and $50,181,557, respectively. The annual percentage interest rates on new contracts averaged approximately 16% during both quarters ended September 30, 2020 and 2019.

Allowance for Doubtful Accounts

The carrying amount of the Premium Finance Contracts (“Contracts”) is reduced by an allowance for losses that are maintained at a level which, in management’s judgment, is adequate to absorb losses inherit in the Contracts. The amount of the allowance is based upon management’s evaluation of the collectability of the Contracts, including the nature of the accounts, credit concentration, trends, and historical data, specific impaired Contracts, economic conditions, and other risks inherent in the Contracts. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recovery.

In addition, specific allowances are established for accounts over 120 days. Individual contracts are written off against the allowance when collection of the individual contracts appears doubtful. The collectability of outstanding and cancelled contracts is generally secured by collateral in the form of the unearned premiums on the underlying policies and accordingly historical losses tend to be relatively small. The collectability of amounts due from agents is determined by the financial strength of the agency.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment 5 - 7 years

Computer equipment and software 3 - 5 years

Leasehold improvements 10 years

Amortization of Loan Origination Costs

Amortization of loan origination costs is computed using the straight-line method over the life of the loan agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions used in valuation of deferred tax assets, allowance for doubtful accounts, depreciable lives of property and equipment, and valuation of stock-based compensation.

Concentration of Credit and Financial Instrument Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable from customers, agents, and insurance companies. The Company maintains its cash balances at one bank. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances are approximately $436,902 and $722,694 at September 30, 2020 and December 31, 2019, respectively. The Company mitigates this risk by maintaining its cash balances at a high-quality financial institution. The following table provides a reconciliation between uninsured balances and cash per the balance sheet:

	September 30, 2020 (unaudited)	December 31, 2019
Uninsured Balance	$436,902	$722,694
Plus: Insured balances	250,000	250,000
Plus: Balances at other institutions that do not exceed FDIC limit	20,593	3,361
Less: Outstanding checks	(353,269)	(630,448)
Cash per Balance Sheet	$354,226	$345,607

The Company controls its credit risk in accounts receivable through credit standards, limits on exposure, by monitoring the financial condition of insurance companies, by adhering to statutory cancellation policies, and by monitoring and pursuing collections from past due accounts. We cancel policies at the earliest permissible date allowed by the statutory cancellation regulations.

Approximately 56% and 53% of the Company’s business activity is with customers located in Florida for both 2020 and 2019, respectively. Approximately 20% and 16% of the Company’s business activity is with customers located in Georgia for 2020 and 2019, respectively. Approximately 11% and 12% of the Company's business activity is with customers located in North Carolina for 2020 and 2019, respectively. There were no other significant regional, industrial or group concentrations during the nine months ended September 30, 2020 and 2019.

Cash Surrender Value of Life Insurance

The Company is the owner and beneficiary of a life insurance policy on its president. The cash surrender value relative to the policy in place net of a policy loan of $0 and $0, respectively at September 30, 2020 and December 31, 2019 was $509,004 and $475,907, respectively. During the nine months ended September 30, 2020 and 2019, the Company incurred interest expense of $0 and $1,405 respectively in connection with this loan, included in interest expense in the accompanying condensed consolidated statement of operations.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Company’s carrying amounts of financial instruments as defined by Financial Accounting Standards Board (“FASB”) ASC 825, “Disclosures about Fair Value of Financial Instruments”, including finance contract and related receivables, prepaid expenses, drafts payable, accrued expenses and other current liabilities, approximate their fair value due to the relatively short period to maturity for these instruments. The fair value of notes receivable, the line of credit and long-term debt are based on current rates at which the Company could borrow funds with similar remaining maturities and the carrying value approximates fair value.

Income Taxes

Effective January 1, 2017, SPFM elected to change its tax status from an S Corporation to a C Corporation for income tax purposes. In connection with the agreement of share exchange executed on March 22, 2017 (see Note 1), SPFM became a wholly-owned subsidiary of SPFH, and as a result, SPFH filed consolidated US income tax returns starting in 2018.

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to its consolidated financial position, results of operations or cash flows were required as of September 30, 2020.

The SPFM tax returns for the years ended December 31, 2015 through 2019 remain subject to examination by federal and state tax jurisdictions. SPFM filed consolidated US income tax returns with SPFH for 2018 and 2019. No income tax returns are currently under examination by taxing authorities. SPFM recognize interest and penalties, if any, related to uncertain tax positions in income tax expense. SPFM did not have any accrued interest or penalties associated with uncertain tax positions as of September 30, 2020 and December 31, 2019.

Earnings per Common Share

The Corporation accounts for earnings (loss) per share in accordance with FASB ASC Topic No. 260 - 10, “Earnings Per Share”, which establishes the requirements for presenting earnings per share (“EPS”). FASB ASC Topic No. 260 - 10 requires the presentation of “basic” and “diluted” EPS on the face of the statement of operations. Basic EPS amounts are calculated using the weighted-average number of common shares outstanding during each period. Diluted EPS assumes the exercise of all stock options, warrants and convertible securities having exercise prices less than the average market price of the common stock during the periods, using the treasury stock method. When a loss from operations exists, potential common shares are excluded from the computation of diluted EPS because their inclusion would result in an anti-dilutive effect on per share amounts.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

2. Summary of Significant Accounting Policies (Continued)

For the nine months ended September 30, 2020 and 2019, stock options to purchase 187,400 and 0 shares of common stock were outstanding, respectively, as described in Note 11. These stock options vest on March 1, 2022 and are anti-dilutive and not included in the calculation of diluted EPS at September 30, 2020 and 2019. For the nine months ended September 30, 2020 and 2019, stock warrants to purchase 800,000 and 0 shares of common stock were outstanding, respectively, as described in Note 11. Although these stock warrants vested immediately, they are not “in-the-money” and are thus anti-dilutive and not included in the calculation of diluted EPS at September 30, 2020 and 2019. The Series A Convertible Preferred Stock can be converted to common stock at 20% of the prevailing market price over the previous 30-day period at the option of the Company.

3. Premium Finance Contracts, Related Receivable and Allowance for Doubtful Accounts

Premium Finance Contracts and Related Receivable represent monthly payments due on insurance premium finance contracts. The Company finances insurance policies over periods from three months to one year for businesses and consumers who make an initial down payment of, on average, 25 percent of the insurance policy amounts. The entire amount of the contract is recorded including amounts due for finance charges and services charges. These receivables are reported net of unearned interest for financial statements purposes. Amounts due from agents represent balances related to (1) an agent’s unearned commission due to a policy cancellation and (2) down payments collected by the agents on behalf of the insured, which are due to us. Receivables from insurance premium finance contracts cancelled are due from the insurance companies.

Premium finance contract and agents’ receivable consists of the following:

Description	September 30, 2020 (unaudited)	December 31, 2019
Premium finance contract and agents’ receivable at September 30, 2020 and December 31, 2019 are as follows:

Insurance premium finance contracts outstanding	$38,605,643	$36,376,185
Insurance premium finance contracts cancelled	3,018,951	3,433,680
	41,624,594	39,809,865
Amounts due from agents	1,025,047	951,595
Less: Unearned interest	(1,255,670)	(1,176,554)
	41,393,971	39,584,906
Less: Allowance for doubtful accounts	(810,882)	(785,532)

Total	$40,583,089	$38,799,374

The allowance for doubtful accounts at September 30, 2020 and December 31, 2019 are as follows:

Allowance for premium finance contracts	$631,586	$606,236
Allowance for amounts due from agents	179,296	179,296

Total allowance for doubtful accounts	$810,882	$785,532

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

3. Premium Finance Contracts, Related Receivable and Allowance for Doubtful Accounts (Continued)

Activity in the allowance for doubtful accounts for the nine months ended September 30, 2020 and year ended December 31, 2019 are as follows:

	September 30, 2020 (unaudited)	December 31, 2019
Balance, at the beginning of the period	$785,532	$992,153
Current year provision	929,000	1,135,000
Direct write-downs charged against the allowance	(1,176,511)	(1,533,449)
Recoveries of amounts previously charged off	272,861	191,828

Balance at end of the period	$810,882	$785,532

The Company maintains its allowance at gross amounts, which includes allowances for write-offs of unearned revenues. Provisions and write-offs per the footnote table above are displayed at gross amounts, which include provisions and write-offs of unearned revenues. These write-offs are appropriately split between the principal (i.e. bad debt expense) and interest/fee (i.e. contra-revenue) portions on the income statement. The following table shows a reconciliation between the total provision per the footnote and bad debt expense on the income statement:

	September 30, 2020 (unaudited)	December 31, 2019
Total Provision per footnote table	$929,000	$1,135,000
Less: Contra-revenues	(539,420)	(599,990)
Bad Debt Expense per the Consolidated Statement of Operations	$389,580	$535,010

4. Property and Equipment, Net

The Company’s property and equipment consists of the following:

	September 30, 2020	December 31,
	(unaudited)	2019

Computer Software	$26,207	$25,507
Automobile	59,076	59,076
Furniture & Fixtures	14,273	14,273
Leasehold Improvements	116,811	116,811
Computer Equipment	59,927	54,241

Property and equipment	276,294	269,908

Accumulated depreciation	(204,594)	(185,047)

	$71,700	$84,861

The Company recorded depreciation expense of $19,547 and $26,510, respectively for the nine months ended September 30, 2020 and 2019.

5. Leases

The Company accounts for lease in accordance with ASC Topic 842. For the nine months ended September 30, 2020 and 2019, the total lease cost was $88,200 and $87,667, respectively.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

6. Drafts Payable

Drafts payable outstanding represent unpaid drafts that have not been disbursed by the bank as of the reporting date, on insurance premium finance contracts received by the Company prior to the reporting date. As of September 30, 2020 and December 31, 2019, the draft payable balances are $1,409,557 and $1,287,696, respectively.

7. Line of Credit

On October 5, 2018, the Company entered into an exclusive twenty-four month loan agreement with a commercial bank for a revolving line of credit in the amount of $25,000,000. The Company recorded $164,396 of loan origination costs. On July 30, 2019, the Company’s line of credit was modified to $27,500,000, maturing October 5, 2020. On October 5, 2020, the Company’s line of credit was extended to a maturity date of January 5, 2021.

At December 31, 2019, the advance rate was 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by our CEO and four significant stockholders of the Company. The line of credit bears interest at 30 Day Libor plus 2.75% per annum (4.46% at December 31, 2019). As of December 31, 2019, the amount of principal outstanding on the line of credit was $26,885,221 and is reported on the balance sheet net of $61,649 of unamortized loan origination fees. Interest expense on this line of credit for the nine months ended September 30, 2019 totaled approximately $920,025. The Company recorded amortized loan origination fee for nine months ended September 30, 2019 of $61,648.

At September 30, 2020, the advance rate was 85% of the aggregate unpaid balance of the Company’s eligible accounts receivable. The line of credit is secured by all the Company’s assets and is personally guaranteed by our CEO and four significant stockholders of the Company. The line of credit bears interest at 30 Day Libor plus 2.75% per annum (3.75% at September 30, 2020). The terms of the Line of Credit agreement provide for a minimum interest of 3.75% when the 30 day Libor falls below 1%. For the nine months ended September 30, 2020, the minimum rate of 3.75% was in effect. As of September 30, 2020, the amount of principal outstanding on the line of credit was $27,407,667 and is reported on the balance sheet net of $0 of unamortized loan origination fees. Interest expense on this line of credit for the nine months ended September 30, 2020 totaled approximately $792,422. The Company recorded amortized loan origination fee for nine months ended September 30, 2020 of $61,649.

The Company’s agreement with the WNB contained certain financial covenants and restrictions. Under these restrictions, all the Company’s assets are pledged to secure the line of credit, the Company must maintain certain financial ratios such as an adjusted tangible net worth ratio, interest coverage ratio and senior leverage ratio. The loan agreement also provides for certain covenants such as audited financial statements, notice of change of control, budget, permission for any new debt, copy of filings with regulatory bodies, minimum balances. Management believes it was in compliance with the applicable debt covenants as of September 30, 2020 and December 31, 2019.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

8. PPP Loan

On April 18, 2020, the Company entered into a $271,000 loan with its primary lender, under a program administered by the Small Business Administration (“SBA”) as part of the Paycheck Protection Program (“PPP”) approved under the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”) (Pub. L. No. 116-136). The loan matures in two (2) years and accrues interest at 1% from the origination of the loan. After a 6 month deferral, interest and principal payments are due monthly. The Note is subject to partial or full forgiveness, the terms of which are dictated by the SBA, the CARES Act, section 7(a)(36) of the Small Business Act, all rules and regulations promulgated thereunder including, without limitation, Interim Final Rule RIN 3245-AH34, subsequent SBA guidance, and the Code of Federal Regulations. The payment deferral period was extended until September 18, 2021.

As of September 30, 2020 and December 31, 2019, the balance of the PPP loan is as follows:

	September 30, 2020 (unaudited)	December 31, 2019
Total PPP loan	$271,000	—
Less current maturities	(15,022)	—
	$255,978	—

9. Note Payable – Others

At September 30, 2020 and December 31, 2019, the balances of long-term unsecured notes to unrelated parties are as follows:

	2020 (unaudited)	2019
Total notes payable - Others	$4,112,172	$4,435,606
Less current maturities	(1,305,681)	(880,576)

	$2,806,491	$3,555,030

These are notes payable to individuals. The notes have interest payable monthly, ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through December 31, 2025. The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions at least 90 days prior to the expiration date. Interest expense on these notes totaled approximately $201,000 and $224,000 during the nine months ended September 30, 2020 and 2019, respectively. The Company received proceeds on these notes of $150,000 and $289,682 for the nine month period ended September 30, 2020 and 2019, respectively. The Company repaid principal on these notes of $300,000 and $230,000 for the nine month period ended September 30, 2020 and 2019, respectively. On June 30, 2020, the Company exchanged $70,000 of outstanding notes for 7,000 shares of Series A Convertible Preferred Stock.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

10. Note Payable – Stockholders and Related Parties

At September 30, 2020 and December 31, 2019, the balances of long-term notes payable to stockholders and related parties are as follows:

	2020 (unaudited)	2019
Total notes payable - Related parties	$4,260,293	$3,596,859
Less current maturities	(627,302)	(930,400)

	$3,632,991	$2,666,459

These are notes payable to stockholders and related parties. The notes have interest payable monthly ranging from 6% to 8% per annum and are unsecured and subordinated. The principal is due on various dates through September 30, 2024. The notes roll-over at periods from 8 months to 4 years on maturity unless the note holder requests repayment through written instructions at least 90 days prior to the expiration date. Interest expense on these notes totaled approximately $238,000 and $207,000 during the nine months ended September 30, 2020 and 2019, respectively. The Company received proceeds on these notes of $80,000 and $125,100 for the nine-month period ended September 30, 2020 and 2019, respectively. The Company repaid principal on these notes of $0 and $12,000 for the nine-month period ended September 30, 2020 and 2019, respectively.

On March 30, 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date bearing 8% interest. The Company retains the right to prepay the note at any time with no prepayment penalty.

11. Equity

Preferred Stock

As of September 30, 2020, the Company was authorized to issue 20 million shares of preferred stock with a par value of $0.001 per share, of which 600,000 shares had been designated as Series A convertible and 99,000 shares had been issued and are outstanding. In April 2020, 10,000 Series A convertible preferred shares were issued for $100,000 cash. In June 2020, 9,000 Series A convertible preferred shares were issued for $20,000 in cash and exchanged for $70,000 of notes payable for a total of $90,000. In July 2020, 5,000 Series A convertible preferred shares were issued for $50,000 cash. In August 2020, 15,000 Series A convertible preferred shares were issued for $150,000 cash.

In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $10 for each share of preferred stock, plus all unpaid dividends that have been accrued, accumulated or declared. The Company may redeem the preferred stock from the holders at any time following the second anniversary of the closing of the original purchase of the preferred stock. The Company shall also have the right to convert any or all of the preferred stock into common stock at a 20% discount to the market price of common shares with written approval of the stockholder.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

11. Equity (Continued)

Holders of preferred stock are entitled to receive preferential cumulative dividends, only if declared by the board of directors, at a rate of 7% per annum per share of the liquidation preference amount of $10 per share. During the nine months ended September 30, 2020 and 2019, the Board of Directors has declared and paid dividends on the preferred stock of $33,250 and $83,647, respectively. As of September 30, 2020 and December 31, 2019, preferred dividends are in arrears by $15,727 and $10,500, respectively. December 31, 2019 dividends in arrears were declared and paid in January 2020. March 31, 2020 dividends in arrears were declared and paid in April 2020. June 30, 2020 dividends in arrears were declared and paid in July 2020. September 30, 2020 dividends in arrears were declared and paid in October 2020.

Common Stock

As of September 30, 2020 and December 31, 2019, the Company was authorized to issue 100 million shares of common stock with a par value of $0.001 per share, of which 2,905,016 and 3,505,016 shares, respectively were issued and outstanding.

On March 30, 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date bearing 8% interest. The Company retains the right to prepay the note at any time with no prepayment penalty.

Stock Options

In 2019, the Company’s Board of Directors approved the creation of the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the issuance of incentive stock options to designated employees, certain key advisors and non-employee members of the Board of Directors with the opportunity to receive grant awards to acquire, in the aggregate, up to 300,000 shares of the Corporation’s common stock.

A summary of information regarding the stock options outstanding is as follows:

Weighted
Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term
Outstanding at December 31, 2019	—	$—
Issued	187,400	0.80
Exercised	—	—
Outstanding at September 30, 2020	187,400	$0.80	11.4 years

The above outstanding options were granted on March 1, 2020, to designated Officers and employees. All of the options have not vested and will vest on March 1, 2022. During the nine months ended September 30, 2020 and 2019, the Corporation recognized $20,224 and $0, respectively, of stock option expense.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

11. Equity (Continued)

The fair value of the stock option originated in 2020 was determined using the Black Scholes Option Pricing Model based on the following assumptions:

Assumptions	Grant Date
(1) dividend yield of	0%
(2) expected volatility of	50%
(3) risk-free interest rate of	0.89%
(4) expected life of	6 years
(5) estimated fair value	$0.79

Stock Warrants

On April 1, 2020, the Company issued 800,000 of previously authorized warrants for the purchase of common stock that are split into two classes of warrants. The 400,000 Class W4 warrants are issued at $.001 Par Value and exercisable at a strike price of $4 for a period of five (5) years. The 400,000 Class W12 warrants are issued at $.001 Par Value and are exercisable at a strike price of $12 for a period of five (5) years. A summary of information regarding the stock options outstanding is as follows:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term
Outstanding at December 31, 2019	—	$—
Issued (Class W4)	400,000	4.00
Issued (Class W12)	400,000	12.00
Exercised	—	—
Outstanding at September 30, 2020	800,000	$8.00	4.5 years

The above outstanding warrants were issued on April 1, 2020, to designated Officers, Directors, and consultants with a total fair value of $27,200 on the grant date. The warrants vested immediately. During the nine months ended September 30, 2020 and 2019, the Corporation recognized $27,200 and $0, respectively, of stock warrant expense.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

11. Equity (Continued)

The fair value of the stock warrants originated in 2020 was determined using the Black Scholes Option Pricing Model based on the following assumptions:

Assumptions	Grant Date
(1) dividend yield of	0%
(2) expected volatility of *	50%
(3) risk-free interest rate of	0.37%
(4) expected life of	5 years
(5) estimated fair value	$0.79
* Expected volatility is calculated using the historical volatility of other companies within the industry

COVID-19

In the early months of 2020, the novel coronavirus COVID-19 became a worldwide pandemic. It is impossible to predict the effect of the continued spread of the coronavirus. Should the coronavirus continue to spread or not be contained where there are current outbreaks, our business, financial condition, and results of operations could be negatively impacted. Through December 17, 2020, the Company has not seen any material changes to its results of operations due to COVID-19. Furthermore, the Company efficiently rolled out a “work-from-home” policy, purchasing and re-locating equipment to allow employees to safely continue their work.

12. Related Party Transactions

The Company has engaged in transactions with related parties primarily shareholders, officers and directors and their relatives that involve financing activities and services to the Company. The following discussion summarizes its activities with related parties.

Office lease

The Company entered a five-year lease for its office space in Miami, FL with an entity that is controlled by our CEO and related parties. The Company leases approximately 3,000 square feet of office space. Rent of $7,451 is paid monthly. The lease contract expires in February 2021.

Line of credit

As discussed in Note 7, the Company secured its primary financing in part through the assistance of our CEO and several significant shareholders who guaranteed the loan to the financial institution. The current line of credit with Woodforest National Bank was initiated at $25,000,000. On July 30, 2019, the Company’s line of credit was modified to $27,500,000, maturing October 5, 2020. On October 5, 2020, the Company’s line of credit was extended to a maturity date of January 5, 2021.

Notes payable

As discussed in Note 10, the Company has been advanced funds by its shareholders. As of September 30, 2020 and December 31, 2019 the amounts advanced were $4,260,293 and $3,596,859, respectively.

Standard Premium Finance Holdings, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (Unaudited)

12. Related Party Transactions (continued)

Common Stock

As discussed in Note 11, on March 30, 2020, the Company repurchased and retired 600,000 shares of common stock from a significant shareholder. The Company issued a $480,000 note payable in exchange for these shares, which is due four years from the repurchase date bearing 8% interest. The Company retains the right to prepay the note at any time with no prepayment penalty.

Stock Options

As discussed in Note 11, on March 1, 2020, the Company issued 187,400 stock options, of which 167,400 stock options were issued to officers and directors under the terms of the 2019 Equity Incentive Plan. The impact on future earnings from this transaction is a total of $69,338, which will be amortized over 24 months at a rate of $2,889 per month. This transaction will also increase additional paid in capital over the same period at the same rate.

Stock Warrants

As discussed in Note 11, on April 1, 2020, the Company issued 800,000 stock warrants, of which 800,000 stock warrants were issued to officers, directors, and a related party. The impact on current earnings from this transaction is a total of $27,200, which was expensed immediately as the warrants vested immediately on grant date. This transaction also increased additional paid-in capital by the same amount.

13. Commitments and Contingencies

From time-to-time, we may be involved in litigation or be subject to claims arising out of our operations or content appearing on our websites in the normal course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on our company because of defense and settlement costs, diversion of management resources and other factors.

14. Subsequent Events

In preparing the condensed consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through December 17, 2020, the date that the condensed consolidated financial statements were available to be issued.

In October 2020, the Company repaid $300,000 of notes payable (others). In November and December 2020, the Company repaid $21,000 of notes payable (others) and $12,000 of notes payable (stockholders and related party).

In October 2020, the Company’s line of credit was extended to a maturity date of January 5, 2021.

In October 2020, the Board of Directors declared and paid dividends on the Series A convertible preferred stock of $15,727.